Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

NIELSEN HOLDINGS PLC,

NEPTUNE INTERMEDIATE JERSEY LIMITED

and

NEPTUNE BIDCO US INC.

Dated as of March 28, 2022

TABLE OF CONTENTS

Page

ARTICLE 1

THE ACQUISITION

i

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

ii

ARTICLE 5

CONDITIONS TO THE ACQUISITION

Annex A: Form of Scheme

Annex B: Illustrative Scheme and Transaction Timetable

Annex C: Company Articles of Association

iii

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of March 28, 2022, is by and among Nielsen Holdings plc, a public limited company formed under the laws of England and Wales with registration number 09422989, whose registered office is at 5th Floor Endeavour House, 189 Shaftesbury Avenue, London, WC2H 8JR, United Kingdom (the “Company”), Neptune Intermediate Jersey Limited, a private limited company formed under the laws of the Bailiwick of Jersey with registration number 141768, whose registered office is at 26 New Street, St. Helier, JE2 3RA, Jersey (“Parent”), and Neptune BidCo US Inc., a corporation formed under the laws of Delaware and a wholly owned subsidiary of Parent, whose registered office is at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801 (“Purchaser”).

WITNESSETH:

WHEREAS, Parent and the Company have agreed to proceed with a recommended proposal for the acquisition (the “Acquisition”) of the issued and to be issued ordinary share capital of the Company by Purchaser by way of a scheme of arrangement between the Company and Scheme Shareholders under Part 26 of the United Kingdom Companies Act 2006, as amended (the “Companies Act”).

WHEREAS, the United Kingdom Panel on Takeovers and Mergers (the “Panel”) has advised the Company that the Panel does not consider that the Company has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man and therefore the United Kingdom City Code on Takeovers and Mergers (the “Takeover Code”) does not apply to the Company or transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined in good faith that the transactions contemplated by this Agreement, including the Acquisition, would be most likely to promote the success of the Company for the benefit of its shareholders as a whole, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, (c) subject to Section 4.3, resolved to recommend that the holders of Company Ordinary Shares vote in favor of the Scheme at the Court Meeting and vote in favor of the Company Resolutions at the Company Shareholders’ Meeting and (d) directed that the Scheme be submitted for approval by the holders of Company Ordinary Shares at the Court Meeting;

WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has (a) determined that the transactions contemplated by this Agreement, including the Acquisition, are advisable and in the best interests of Purchaser and its sole shareholder and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investors have duly executed and delivered to the Company guarantees, dated as of the date of this Agreement, in favor of the Company, pursuant to which the Equity Investors are guaranteeing certain obligations of Parent and Purchaser (each, a “Limited Guarantee”); and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Purchaser and the Company agree as follows:

ARTICLE 1

THE ACQUISITION

Section 1.1 The Acquisition. At the Effective Time, all Company Ordinary Shares then outstanding shall be transferred from the Company’s shareholders to Purchaser (and/or its nominee(s)) in accordance with the provisions of the Scheme and the laws of England and Wales and this Section 1.1, and the Company’s shareholders shall cease to have any rights with respect to the Company Ordinary Shares, except their rights under the Scheme, including the right to receive the consideration thereunder. At the Effective Time, or as soon as reasonably practicable thereafter (subject to the payment of any applicable stamp duty and the due stamping of any transfer forms by HMRC), the Company’s register of members will be updated in accordance with the provisions of the Scheme to reflect the transfer of the Company Ordinary Shares under the Scheme. The transfer of the Company Ordinary Shares pursuant to this Section 1.1 shall, at the discretion of the Parent and the Purchaser, be to such person as the Purchaser or the Parent may direct, including to a depositary, clearance service or nominee on behalf of such person.

Section 1.2 Closing; Effective Time. The closing of the Acquisition (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or remotely by exchange of documents and signatures (or their electronic counterparts), on the date on which the Effective Time occurs (such date, the “Closing Date”). Subject to Section 5.4 and the approval by the Company’s shareholders of the Board Direction Resolution, following the receipt of the Court Order, the Company shall not take any action to amend, modify, rescind or terminate the Court Order (it being acknowledged that in the event that the Board Direction Resolution is not approved by the Company’s shareholders, it shall not be interpreted as a direction from the Company’s shareholders to amend, modify, rescind or terminate the Court Order following the receipt of the Court Order). The Company shall deliver, or cause to be delivered, (a) as required by Section 4.5(q), (i) a copy of the Court Order to the Registrar of Companies for England and Wales (“Companies House”), whereby the Scheme will become effective upon such delivery in accordance with its terms (the time of such delivery and the Scheme becoming effective, the “Effective Time”), and (ii) a copy of the Court Order to Parent together with appropriate evidence of the Effective Time, and (b) to Parent, a certificate, dated as of the date of the Closing Date and signed by a duly authorized executive officer of the Company, certifying to the effect that the Company has performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

Section 1.3 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Company Ordinary Shares shall have been changed into or exchanged for a different number of shares or a different class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, reclassification, recapitalization, redesignation, merger, consolidation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Offer Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 1.3 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 1.4 Payment of Offer Consideration.

(a) Appointment of Paying Agent. Prior to the Closing, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Offer Consideration and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement (the “Paying Agent Agreement”).

(b) Deposit of Offer Consideration. At or prior to the Effective Time (or, in the event that the Effective Time occurs later than 3:00 p.m. UK time on any date (or such later time as Parent and the Company may agree to), then no later than the first Business Day following such date), Parent shall deposit, or cause to be deposited, with a U.S. branch of the Paying Agent, in trust for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate Offer Consideration (such aggregate Offer Consideration payable under the terms of this Agreement and the Scheme, the “Payment Fund”).

(c) Deposit of Offer Consideration. The Offer Consideration to which each Scheme Shareholder is entitled (less any required tax withholdings as provided in Section 1.4(e)) will be transferred to such person by the Paying Agent from the Payment Fund pursuant to the Paying Agent Agreement and in accordance with the Scheme, with all checks (or electronic payments in lieu of checks) to be dispatched as soon as possible and, in any event, not later than the 14th day following the Effective Time to the person entitled to it at the address as appearing in the register of members of the Company at the Scheme Record Time and made in U.S. dollars. As from the Scheme Record Time, each holding of Company Ordinary Shares credited to any stock account in the Depository Trust Company (the “DTC”) will be disabled and all Company Ordinary Shares will be removed from DTC in due course. None of the Company, Parent, Purchaser, their respective Affiliates, any nominee(s) of Purchaser or any of their respective agents or other Representatives shall be responsible for any loss or delay in the transmission of checks or payments sent by the Paying Agent as described above, and such payments shall be sent at the risk of the person entitled to it, or for any cash or property delivered to a public official pursuant to any abandoned property, escheat or similar Laws. Any portion of the Payment Fund which has not been transferred to the Scheme Shareholders within six (6) months of the Closing Date shall be delivered to Parent or its designee(s) promptly upon demand by Parent (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Offer Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Parent for, and Parent shall remain liable for, payment of their claims for the Offer Consideration pursuant to the provisions of this Article 1.

(d) Special Payment Procedures for DTC. Prior to the Effective Time, Purchaser and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that the Scheme Shares held of record by DTC or its nominee will receive payment in immediately available funds in accordance with the Scheme and any other applicable Laws.

(e) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Company, Parent, Purchaser and the Paying Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Article 1, such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that any amounts are so deducted, withheld and timely remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 1.5 Treatment of Company Equity Awards.

(a) At the Effective Time, each option to purchase Company Ordinary Shares (a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Acquisition and without any action on the part of the holder thereof, in consideration for the right to receive (through Company payroll), as promptly as practicable (but no later than five (5) Business Days) following the Effective Time, a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law) equal to the product of (i) the number of Company Ordinary Shares subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Consideration over the exercise price per Company Ordinary Share subject to such Company Option as of the Effective Time.

(b) At the Effective Time, each restricted stock unit award in respect of Company Ordinary Shares, including any award of deferred stock units held by non-employee directors (a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled by virtue of the Acquisition and without any action on the part of the holder thereof, in consideration for the right to receive (through Company payroll), as promptly as practicable (but no later than five (5) Business Days) following the Effective Time, a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law) equal to the product of (i) the number of Company Ordinary Shares subject to such Company RSU Award as of immediately prior to the Effective Time and (ii) the Offer Consideration, provided that to the extent that any such Company RSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code. For purposes of clause (i) of the immediately preceding sentence, the number of Company Ordinary Shares subject to a performance-based Company RSU Award with respect to which the applicable performance period is incomplete as of immediately prior to the Effective Time shall be based on the target (100%) level of performance.

(c) As soon as practicable following the date hereof, the Company shall take all actions with respect to the Nielsen Holdings plc 2016 Employee Share Purchase Plan (the “Company ESPP”) that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for the Current ESPP Offering Period; (ii) subject to the consummation of the Acquisition, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) if the Current ESPP Offering Period terminates prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Closing Date determined by the Company Board (or relevant committee thereof) in its discretion and the final settlement or purchase of shares of Company Ordinary Shares thereunder shall be made on that day.

(d) The Company shall take all actions that are reasonably necessary to effect the treatment of the Company Options and the Company RSUs so that no such awards remain outstanding following the Effective Time.

Section 1.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Acquisition or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Purchaser, the Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Acquisition and to carry out the purposes and intent of this Agreement.

Section 1.7 Articles of Association. Subject to and conditional on: (i) the Scheme having been approved by the Company’s shareholders at the Court Meeting; and (ii) the Company Resolutions having been approved by the Company’s shareholders at the Company Shareholders’ Meeting, including, in each case, any adjournment of such meetings, the articles of association of the Company in the form attached hereto as Annex C shall be adopted as part of the Scheme, and as of the Effective Time, in connection with the Acquisition in place of the existing articles of association of the Company (the “Company Articles of Association”) as set forth in the Company Resolutions.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the U.S. Securities and Exchange Commission (the “SEC”) or registered pursuant to the Companies Act or Part 9 of the Netherlands Civil Code, since January 1, 2020 by the Company or any of its Subsidiaries prior to the date of this Agreement (excluding any disclosures set forth in any “risk factors” or “forward-looking statements” sections or any other disclosures that are not statements of facts or that are cautionary, predictive or forward-looking in nature) or (b) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any Section or Subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Section or Subsection of the Company Disclosure Schedule to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Purchaser as follows:

Section 2.1 Organization.

(a) The Company is a public limited company duly incorporated, validly existing and in good standing under the laws of England and Wales. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the date of this Agreement, except where the failure to have such power or authority would not be material to the Company and its Subsidiaries, taken as a whole. Except as would not (A) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder), each of the Company’s Significant Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the date of this Agreement. Each of the Company and its Significant Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not (A) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder).

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company Articles of Association, in each case, as amended through the date hereof. The Company Articles of Association are in full force and effect, and the Company is not in material violation of any of their provisions. Section 2.1(b) of the Company Disclosure Schedule sets forth a true and complete list, of all Significant Subsidiaries of the Company, together with the jurisdiction of incorporation or organization, as applicable, of each Significant Subsidiary. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the certificate or articles of incorporation or bylaws, or other organizational or governance documents of each Significant Subsidiary are in full force and effect, and no Significant Subsidiary is in material violation of any of its provisions.

Section 2.2 Share Capital and Indebtedness.

(a) As of March 25, 2022 (the “Specified Date”), (i) 359,693,302 Company Ordinary Shares were issued (not including shares held in treasury), (ii) no Company Ordinary Shares were held in treasury, (iii) 3,125,687 Company Ordinary Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $35.72, (iv) 5,531,796 shares were subject to Company RSU Awards (assuming target performance for any performance-based Company RSU Awards for which performance has not been determined as of the Specified Date and actual performance for any performance-based Company RSU Awards for which performance has been determined as of the Specified Date) and (v) no other shares or other voting securities of the Company were allotted or issued. All issued Company Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights on transfer.

(b) Except (i) as set forth in Section 2.2(a) or (ii) as expressly permitted by Section 4.1(b), there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, exchange, sell or register for sale any shares or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the shares or other equity interests of the Company or any Subsidiary of the Company or (3) redeem or otherwise acquire any such shares or other equity interests, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries, other than statutory preemptive rights or as set forth in the Company Articles of Association or the organizational documents of such Subsidiaries.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. As of the date of this Agreement there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interests of the Company or any of its Subsidiaries. Since the Specified Date through the date of this Agreement, the Company has not issued or repurchased any shares (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) or granted any Company Equity Awards.

(d) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued shares or other equity interests of each Subsidiary of the Company, and all of such shares or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than the Company or a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person) other than equity interests held for investment that are not material to the Company and its Subsidiaries, taken as a whole.

Section 2.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, the Court Sanction and delivery of the Court Order to Companies House, to consummate the transactions contemplated hereby, including the Acquisition. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval, the Court Sanction and delivery of the Court Order to Companies House, no other corporate action or proceedings on the part of the Company or vote of the Company’s shareholders are necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Acquisition. The Company Board has (i) determined that the transactions contemplated by this Agreement, including the Acquisition, would be most likely to promote the success of the Company for the benefit of its shareholders as a whole, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, (iii) subject to Section 4.3, resolved to recommend that the holders of Company Ordinary Shares vote in favor of the Scheme at the Court Meeting and vote in favor of the Company Resolutions at the Company Shareholders’ Meeting (the “Company Recommendation”) and (iv) directed that the Scheme be submitted for approval by the holders of Company Ordinary Shares at a meeting thereof. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Purchaser, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Scheme Information and all other required documentation with the Court, (ii) the filing of the Proxy Statement with the SEC, (iii) the Court Sanction, (iv) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (v) the rules and regulations of the New York Stock Exchange, (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other Antitrust Law, (vii) the filing with Her Majesty’s Revenue and Customs (“HMRC”) of a letter seeking confirmation that the Court Order will not be subject to stamp duty, including the written undertaking from Purchaser confirming that it will present the relevant transfer forms to HMRC for stamping (if applicable), (viii) the submission by Purchaser to HMRC for stamping of any instrument of transfer of Company Ordinary Shares and/or the Court Order (as applicable) and the payment of such stamp duty (if applicable) and (ix) the delivery of the Court Order to Companies House (clauses (i) to (ix), collectively, the “Transaction Approvals”), and no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any

Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to (A) have, individually or in the aggregate, a Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder). The Takeover Code does not apply to the Company or the transactions contemplated by this Agreement. On March 8, 2022, the Panel confirmed to the Company that it does not consider that the Company has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man and therefore the Takeover Code does not apply to the Company or transactions contemplated by this Agreement, the Company has provided the Parent with evidence of its communications to the Panel seeking such confirmation, and the Company has not received any communication from the Panel to the contrary between such date and the date hereof.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Transaction Approvals and the Company Shareholder Approval are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except as (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) would not reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder), (ii) conflict with or result in any violation of any provision of the Company Articles of Association or (iii) conflict with or violate any applicable Laws, except as (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) would not reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder).

Section 2.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2020 (all such forms, documents and reports filed or furnished by the Company since such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2020 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC, and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. The Company made available to Parent any material correspondence between the SEC and the Company since January 1, 2020 not reflected in the Company SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then-ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC rules and regulations) applied on a consistent basis during the periods involved (except as may be indicated therein, including in the notes thereto) and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC. The Company and its Subsidiaries are not party to any off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents.

(c) Since January 1, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

Section 2.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (b) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. Since January 1, 2020, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor the Company’s independent auditor has received any material written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, a violation of securities Laws or a breach of fiduciary duty.

Section 2.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes thereto), except for (a) Liabilities that are specifically disclosed or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (including any notes thereto), (b) Liabilities arising in connection with the transactions contemplated hereby, (c) Liabilities incurred in the ordinary course of business since December 31, 2021, and (d) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.7 Compliance with Law; Permits.

(a) Except as would not (A) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Acquisition by the End Date (as the same may be extended hereunder), the Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as conducted as of the date of this Agreement.

(c) Anti-Money Laundering Laws.

(i) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their officers, directors, employees, agents, distributors, or Representatives acting on their behalf, has taken any action which would cause the Company or any of its Subsidiaries to have violated or be in violation of any Anti-Money Laundering Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Neither the Company nor any of its Subsidiaries have violated any Anti-Money Laundering Laws, except for any such violations which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has since January 1, 2017 been the subject of any investigation, governmental prosecution, internal or external allegation, complaint, enquiry or enforcement action related to a suspected, potential, or actual violation of Anti-Money Laundering Laws by the Company or any of its Subsidiaries, nor have any such investigations, inquiries or proceedings been threatened in writing.

(iv) Neither the Company nor any of its Subsidiaries is required to maintain any licenses or registrations required by Anti-Money Laundering Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(v) Since January 1, 2017, neither the Company nor any of its Subsidiaries have carried out any internal investigation, or made any voluntary disclosure to any governmental or regulatory authority, in relation to a possible violation of any Anti-Money Laundering Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Anti-Corruption Laws.

(i) Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any of their officers, directors, employees, agents, distributors, suppliers, vendors or Representatives acting on their behalf, has offered, promised, provided, or authorized the provision of, any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage in violation of any Anti-Corruption Laws, or has otherwise violated any Anti-Corruption Laws or the Company’s Anti-Corruption Compliance Policy, except for any such violations which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Neither the Company nor any of its Subsidiaries have violated any Anti-Corruption Laws, except for any such violations which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has since January 1, 2017 been the subject of any investigation, governmental prosecution, internal or external allegation, complaint, inquiry, or enforcement action related to a suspected, potential, or actual violation of Anti-Corruption Laws by the Company or any of its Subsidiaries, nor have any such investigations, inquiries, or proceedings been threatened in writing.

(iv) Since January 1, 2017, neither the Company nor any of its Subsidiaries have carried out any internal investigation, or made any voluntary disclosure to any governmental or regulatory authority, in relation to a possible violation of any Anti-Corruption Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) International Trade Laws.

(i) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, or employees, is or has, since January 1, 2017, been (A) a Sanctioned Person or (B) organized, resident, or located in a Sanctioned Country.

(ii) Neither the Company nor any of its Subsidiaries violated International Trade Laws, except for any such violations which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has since January 1, 2017 been the subject of any investigation, governmental prosecution, internal or external allegation, complaint, or enforcement action related to a suspected, potential, or actual violation of International Trade Laws by the Company or any of its Subsidiaries, nor have any such investigations, inquiries, or proceedings been threatened in writing.

(iv) Since January 1, 2017, neither the Company nor any of its Subsidiaries have carried out any internal investigation, or made any voluntary disclosure to any governmental or regulatory authority, in relation to a possible violation of any International Trade Laws.

Section 2.8 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Company and its Subsidiaries since January 1, 2020 have been and is, to the Knowledge of the Company, in compliance with all applicable Environmental Laws, and holds, or has applied for, all Environmental Permits necessary to operate its business as presently conducted, (b) none of the Company or any of its Subsidiaries has received any written notice, written demand, letter written or claim alleging that the Company or such Subsidiary is in violation of or liable under any Environmental Law which remains outstanding, and (c) neither the Company nor any of its Subsidiaries is a party to any Order with respect to any Environmental Laws, the release or disposal or arrangement for disposal of Hazardous Materials, or with respect to claims relating to exposure to Hazardous Materials.

Section 2.9 Employee Benefit Plans.

(a) Section 2.9(a) of the Company Disclosure Schedule identifies each material Company Benefit Plan and the country(ies) to which it applies. With respect to each material Company Benefit Plan, the Company has made available to Parent to the extent applicable: (i) an accurate, current and complete copy of such Company Benefit Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report (Form Series 5500 and all schedules and financial statements attached thereto or periodic reporting required for any Non-U.S. Company Benefit Plan), if any, required under ERISA or the Code, with respect to such Company Benefit Plan for the most recent plan year; (iii) the most recent summary plan description or other benefit description provided to members of such Company Benefit Plan; (iv) if such Company Benefit Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (v) all correspondence, if any, to or from any governmental agency relating to such Company Benefit Plan in the past two (2) years; and (vi) the most recent determination letters (or opinion letters, if applicable) received from the Internal Revenue Service with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code and evidence of any favorable tax treatment for any Non-U.S. Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code; and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan have been timely made.

(c) Section 2.9(c) of the Company Disclosure Schedule identifies each U.S. Company Benefit Plan that, as of the date of this Agreement, is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). With respect to each Qualified Plan, (i) the Internal Revenue Service (the “IRS”) has issued a favorable determination, opinion or advisory letter with respect to each Qualified Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the Knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Qualified Plan or the related trust.

(d) With respect to each U.S. Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate such Company Benefit Plan; and (v) there is no outstanding or pending waiver or amortization extension for contributions to such Company Benefit Plan. To the Knowledge of the Company, no condition exists that is reasonably likely to subject the Company, its Subsidiaries or any of their respective ERISA Affiliates to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Company Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has, in the past six (6) years, maintained, established, contributed to or been obligated to contribute to, or currently has any direct or contingent obligation with respect, to, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f) Except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations, in each case, with respect to any Company Benefit Plan, which have been asserted or instituted.

(g) No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(i) Except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on applicable actuarial assumptions in accordance with applicable Laws and (iii) has been maintained in all material respects in compliance with all applicable Laws.

(j) Except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, no stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)), whether or not currently outstanding, has or had, as applicable, been granted to any employee or other service provider that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after January 1, 2010, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(k) Except as set out in this Agreement, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of the Company or any of its Subsidiaries, (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 2.10 Absence of Certain Changes or Events.

(a) Since December 31, 2021, through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, except in connection with modifications, suspensions and/or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to COVID-19, the impact thereof, and any COVID-19 Measures.

(b) Since December 31, 2021, through the date of this Agreement, none of the Company or any of its Subsidiaries has undertaken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 4.1(b)(i)(x); Section 4.1(b)(i)(y); Section 4.1(b)(ii); Section 4.1(b)(vi); Section 4.1(b)(viii); Section 4.1(b)(ix); Section 4.1(b)(xiii); Section 4.1(b)(xvi); Section 4.1(b)(xvii) and Section 4.1(b)(xx) (solely as it relates to any of the foregoing subsections).

(c) Since December 31, 2021, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.11 Litigation. As of the date hereof, (a) there is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened Proceeding or outstanding Order or settlement agreement against or, to the Knowledge of the Company, affecting the Company or any of its Subsidiaries that challenges the validity or propriety of, or that seeks to prevent, impair or delay consummation of, the transactions contemplated by this Agreement.

Section 2.12 Company Information. The information supplied or to be supplied by the Company for inclusion in (a) the proxy statement relating to the Company Shareholders’ Meeting which shall, among other things, contain and set out (i) details of the Acquisition, (ii) a letter from a director of the Company, (iii) (subject to Section 4.3) the Company Recommendation, (iv) the Scheme substantively in the form set out in Annex A of this Agreement (the “Scheme Annex”), (v) an illustrative timetable of key events relating to the Scheme based on the form set out in Annex B of this Agreement (subject to (A) such additional items as necessary to provide to Company Shareholders under applicable Law, and (B) confirmed timings (to the extent available at the timing of mailing of the Proxy Statement)) (the “Timetable”), (vi) a summary of key implications of the Scheme, (vii) the explanatory statement required pursuant to Part 26 of the Companies Act, (viii) notice of the Court Meeting including all notes thereto relating to the meeting and voting arrangements and (ix) notice of the Company Shareholders’ Meeting including all notes thereto relating to the meeting and voting arrangements (together with any amendments or supplements thereto, the “Proxy Statement”, and the information referenced at (i) to (ix) being the “Scheme Information”), (b) any documents to be circulated to the Company’s shareholders or holders of interests in securities in the Company (including grantees of Company Equity Awards) in connection with the transactions contemplated by this Agreement, or (c) the forms of proxy for use at the Court Meeting and the Company Shareholders’ Meeting will not, at the time the Proxy Statement is first mailed to the Company’s shareholders, at the time of the Court Meeting or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Purchaser or their respective advisors or other Representatives for inclusion or incorporation by reference therein.

Section 2.13 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) (I) the Company and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (II) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them (regardless of whether shown as due on any Tax Return), except, in each case of clauses (I) and (II), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP;

(ii) all Tax required to be withheld or collected by the Company or any of its Subsidiaries in respect of any amounts payable to or by any shareholder, employee, independent contractor, lender, customer or other third party have been duly withheld and collected and timely remitted to the appropriate Taxing Authority;

(iii) The unpaid Taxes of the Company or any of its Subsidiaries for periods (or portions thereof) reflected in the consolidated financial statements included in the Company SEC Documents did not, as of the date hereof, exceed in any material respect the amount of any accruals and reserves for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements.

(iv) (I) to the knowledge of the Company, no outstanding written claim has been received from a Taxing Authority, and no audit, action, or proceeding is in progress, against or with a Taxing Authority, with respect to the Company or any of its Subsidiaries in respect of any Tax, and (II) all deficiencies, assessments or proposed adjustments asserted in writing against the Company or any of its Subsidiaries by any Taxing Authority in respect of any Tax have been paid, withdrawn or fully and finally settled;

(v) within the past six (6) years, no written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary, as applicable, is, or may be, subject to Tax or required to file or be included in a Tax Return in that jurisdiction;

(vi) neither the Company nor any of its Subsidiaries (I) is a member of an affiliated group (within the meaning of Section 1504 of the Code) or an affiliated, consolidated, combined, unitary, aggregate or similar group for state, local or foreign Tax purposes, other than a group (A) for which the Company or any of its Subsidiaries is the common parent or (B) consisting only of any of the Company or its current or former Subsidiaries, (II) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor or by Contract (other than agreements entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes), or (III) is a party to any Tax sharing, Tax allocation or Tax indemnification agreement (other than (x) such agreements or arrangements exclusively between the Company and/or any of its Subsidiaries, or (y) commercial or purchase agreements the primary purpose of which does not relate to Taxes);

(vii) no waiver or extension of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency is in effect for the Company or any of its Subsidiaries (other than automatic or automatically granted waivers or extensions and extensions with respect to pending audits, actions or proceedings);

(viii) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date, as a result of any (I) adjustment pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) as a result of a change in method of accounting made prior to the Closing; (II) installment sale made on or prior to the Closing; (III) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing; or (IV) gain recognition agreement under Section 367 of the Code entered into prior to the Closing and in effect on the Closing Date;

(ix) neither the Company nor any of its Subsidiaries has any obligation to make payments after the Closing Date due to an election made pursuant to Section 965(h) of the Code;

(x) neither the Company nor any of its Subsidiaries that is incorporated or formed in a jurisdiction outside the United States is treated as a U.S. corporation under Section 7874(b) of the Code.

(xi) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) which distribution is part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) with the transactions contemplated by this Agreement;

(xii) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law;

(xiii) neither the Company nor any of its Subsidiaries has any amounts or balances outstanding as of the date of this Agreement with respect to (I) the employer share of any “applicable employment taxes” that were deferred under Section 2302 of the CARES Act, (II) any Taxes (including the employer portion of any payroll Taxes) otherwise deferred under any legislation or executive order enacted or issued in response to COVID-19, (III) any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act, or (IV) any covered loan received pursuant to paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)) as added by Section 1102 of the CARES Act;

(xiv) the Company and, to the Knowledge of the Company, each of its Subsidiaries is resident for Tax purposes solely in its jurisdiction of incorporation or organization (or, if such jurisdiction of incorporation or organization is a political subdivision of another jurisdiction, in such other jurisdiction);

(xv) there are no Liens for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Liens; and

(xvi) As of the date hereof, all of the Company Ordinary Shares are held in DTC.

(b) Neither the Company nor any of its Subsidiaries has made any election under Section 897(i) of the Code. As of the date hereof, none of TNC (US) Holdings, Inc., Nielsen Sports America, LLC or TVTY Inc. is (or has been at any time during the five (5) years preceding the date hereof) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 2.14 Employment and Labor Matters.

(a) Except as set forth on Section 2.14(a) of the Company Disclosure Schedule, no Company Employees are members of, or represented by, any staff association, trade union, labor organization, works council or other body representing workers and neither the Company nor any of its Subsidiaries is a party to, nor bound by, any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Collective Bargaining Agreement”). No labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there have been no labor union organizing activities with respect to any employees of the Company or its Subsidiaries. The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(b) As of the date hereof and since January 1, 2019, except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) there is and has been no strike, lockout, slowdown, work stoppage, picketing, hand billing, material grievance, material arbitration, or other labor dispute against or affecting the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened; (ii) there is no pending or, to the Knowledge of the Company, threatened charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (iii) the Company and its Subsidiaries have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices), child labor, immigration, employment discrimination and harassment, holiday pay and the calculation of holiday pay, disability rights or benefits, equal opportunity, worker health and safety, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, COVID-19, and Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Knowledge of the Company, threatened.

(c) Except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries: (i) have withheld and reported all amounts required by agreement or Law to be withheld and reported with respect to wages, salaries and other payments to any employees; (ii) have no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) have no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former employees, consultants or directors (other than routine payments to be made in the normal course of business and consistent with past practice). In the three years prior to the date of this Agreement, neither the Company nor any Subsidiary has effectuated: (A) a “plant closing” or partial “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Legal Requirement) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Company or its Subsidiaries with respect to which there are any material unsatisfied obligations; or (B) a “mass layoff” (as defined in the WARN Act or any similar Law) affecting any site of employment or facility of any of the Company and its Subsidiaries with respect to which there are any material unsatisfied obligations.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all current or former independent contractors of any of the Company and its Subsidiaries have been classified correctly and are not subject to reclassification as employees. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, all temporary or leased employees of the Company and its Subsidiaries were classified and paid correctly as mandated by the Fair Standards Act and other relevant Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or its Subsidiaries is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or any type of unlawful discrimination by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Senior Vice President or above. Except as would not, individually or in the aggregate, be reasonably expected to result in material liability to the Company and its Subsidiaries, individually or taken as a whole, to the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or any type of unlawful discrimination have been made against (i) any officer of the Company or its Subsidiaries, or (ii) an employee of the Company or its Subsidiaries at a level of Senior Vice President or above.

Section 2.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company or a Subsidiary of the Company has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens), (b) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Liens), (c) none of the Company or any of its Subsidiaries has received written notice of any default under any Company Lease or any agreement evidencing any Lien affecting the Owned Real Property or any Company Lease, which default continues on the date of this Agreement.

Section 2.16 Intellectual Property.

(a) Section 2.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all issued and registered Patents, Marks and Copyrights included in the Owned Intellectual Property, and any pending applications to register any of the foregoing (the “Company Registered Intellectual Property”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, no registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company, the Company Registered Intellectual Property is not invalid or unenforceable, and (ii) since January 1, 2019, the Company has not been the subject of any Proceeding with respect to any Company Registered Intellectual Property (other than ordinary course Proceedings related to the application for, or renewal of, any item of Owned Intellectual Property) and, to the Knowledge of the Company, no such action proceeding is or has been threatened in writing since January 1, 2019.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries exclusively own, free and clear of all Liens (except for Permitted Liens) all Owned Intellectual Property, or otherwise have a valid and enforceable right or license to use, all Intellectual Property that is necessary to the conduct of the business of the Company and its Subsidiaries as conducted as of the date of this Agreement.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the conduct of the business of the Company and its Subsidiaries as conducted on the date hereof and since January 1, 2019 does not infringe, violate or constitute misappropriation, and has not infringed, violated or constituted misappropriation of any Intellectual Property of any third Person; (ii) to the Knowledge of the Company, no third Person is infringing, violating or misappropriating any material Owned Intellectual Property; and (iii) there is no pending claim or claim threatened in writing (including any “cease and desist” letters and invitations to license) asserting that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Intellectual Property rights of any third Person.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan. The Company and its Subsidiaries have taken appropriate steps to secure the IT Systems from unauthorized access or use. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there has not been any material malfunction with respect to any of the IT Systems that adversely affected the operations of the business of the Company and its Subsidiaries that have not been remedied or replaced in all material respects.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken all commercially reasonable measures to protect the confidentiality of the Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence, and (ii) to the Knowledge of the Company, no unauthorized disclosure of any Trade Secrets has occurred.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company or its subsidiaries own or have sufficient rights to all Intellectual Property created, invented or developed by their respective employees, agents, consultants and contractors for or on behalf of the Company and its Subsidiaries, either (i) by operation of law or (ii) pursuant to an agreement (including a “work-for-hire” agreement, or an assignment agreement) with the Company or one of its Subsidiaries.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any Person in respect of, the Company’s or any of its Subsidiaries’ right to own, use or hold for use any of the Owned Intellectual Property as owned, used or held for use in the conduct of the business.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor its Subsidiaries has combined Open Source Software with any proprietary software, the copyright in which is owned or purported to be owned by the Company or its Subsidiaries (“Company Software”) in connection with the operation of the business and distributed such combined software in a manner that requires the (x) disclosure or distribution of any source code form of such Company Software, or (y) license or other provision of such Company Software on a royalty-free or no-fee basis, and (ii) the Company is in compliance with all requirements of each license applicable to the Open Source Software used by the Company or its Subsidiaries in connection with the business as of the date hereof.

Section 2.17 Data Privacy and Cybersecurity.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company, its officers and employees are in compliance and have complied with applicable Privacy Laws, (ii) Personal Data has been collected, processed, transferred, disclosed, shared, stored, protected and used by the Company in accordance with Privacy Laws, (iii) the Company has in place policies and procedures for the collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Data that comply with Privacy Laws, and (iv) no sensitive data, including special categories of data, within the meaning of Privacy Laws, is being collected, processed, transferred, disclosed, shared, stored, or used by the Company, except in accordance with Privacy Laws.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, have in accordance with applicable Privacy Laws:

(i) provided or made available “privacy notices” to individuals whose Personal Data is being processed as a controller, which cover at least the elements required by Privacy Laws;

(ii) in respect of the processing operations carried out as a controller or otherwise as required by Privacy Laws, established a valid legal basis (or satisfied a similar requirement of Privacy Laws) in respect of each such processing operation, including: (A) where the Company or its relevant Subsidiaries purports to rely on individuals’ consent as its basis for the collection, processing, transfer, disclosure, sharing, use or sale of their Personal Data and where required by Privacy Laws, having obtained the relevant individuals’ valid consent in relation to the collection, processing, transfer, disclosure, sharing, use or sale in question in a manner that complies with Privacy Laws; and (B) where the Company or its relevant Subsidiaries purports to rely on the pursuit of its or any third party’s legitimate interest(s) as its basis for the collection, processing, transfer, disclosure, sharing, use or sale of Personal Data, having satisfied relevant requirements under Privacy Laws allowing it to rely on such legitimate interests in relation to the collection, processing, transfer, disclosure, sharing, use or sale in question (notably by providing individuals with relevant information required by Privacy Laws and granting them an effective right to opt out); and

(iii) taken steps to verify and ensure that Personal Data acquired or obtained from third parties can be lawfully processed, shared, stored or as required for the Company and its Subsidiaries to process, share, store or use such Personal Data in their conduct of the business in accordance with Privacy Laws.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries use and have used, stored, collected, transferred, accessed, disclosed, shared, processed and disposed of Personal Data, using appropriate technical and organizational measures and security systems in compliance with Privacy Laws that ensure the integrity and security of such Personal Data and to prevent any destruction, loss, alteration, corruption or misuse of or unauthorized disclosure or access thereto in compliance with Privacy Laws.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2019, the Company has not experienced any incident in which Personal Data was or may have been stolen, lost, unavailable, destroyed, altered or improperly accessed, used or disclosed without authorization, and the Company is not aware of any facts suggesting the likelihood of the foregoing and (ii) no circumstance has arisen since January 1, 2019 in which Privacy Laws would require the Company to notify a Person or a Governmental Entity of a data security breach or security incident.

(e) Except as set forth on Section 2.17(e) of the Company Disclosure Schedule and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company has not been and is not currently and since January 1, 2019 has not: (a) received written notice of any audit or investigation by any authority regarding its collection, processing, transfer, disclosure, sharing, storing, protection and use of Personal Data, or (b) subject to any notification, demand or Proceeding in relation to the Company’s processing of Personal Data.

Section 2.18 Opinion of Financial Advisor. The Company Board has received the separate opinions of Allen & Company LLC and J.P. Morgan Securities LLC, in each case dated the date of this Agreement, to the effect that, as of the date of such opinions and based upon the assumptions, limitations, qualifications and other matters as set forth in such opinions, the Offer Consideration to be paid to the Scheme Shareholders pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of each such opinion shall be delivered to Parent as soon as reasonably practicable after the execution of this Agreement, for informational purposes only.

Section 2.19 Material Contracts.

(a) Except as set forth on Section 2.19(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than any Company Benefit Plan);

(ii) any Contract that involved in the fiscal year ending December 31, 2021 the payment or delivery of cash (A) by the Company or any of its Subsidiaries in an amount that had a value in excess of $20 million or (B) to the Company or any of its Subsidiaries in an amount that had a value in excess of $20 million;

(iii) any Contract evidencing a capital expenditure for which future payments are required in excess of $250,000;

(iv) any Contract that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or in any geographic area, engage in any business or solicit any client or customer, in each case, that following the Closing will materially restrict the ability of Parent or its Subsidiaries (including the Company and its Subsidiaries) to so compete, engage or solicit;

(v) (A) any material inbound or outbound license of Owned Intellectual Property to which the Company or its Subsidiary is a party and (B) any Contract that limits the Company’s or any of its Subsidiaries’ rights to use, enforce or register Owned Intellectual Property, including all covenants not to sue and co-existence agreements, in each case of (A) and (B), other than in the case of inbound licenses, licenses to commercially available software or services including any “shrink wrap,” “commercially available software package” or “click through” license or off-the-shelf software licenses commercially available on standard terms, and in the case or outbound licenses, licenses granted in the ordinary course, including in connection with the sale or licensing of any products or services;

(vi) any Contract relating to Indebtedness for borrowed money (other than intercompany Indebtedness for borrowed money owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $10 million;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person other than the Company and its Subsidiaries in excess of $25 million in the aggregate, other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business;

(viii) any Contract restricting the payment of dividends or the making of distributions in respect of any equity securities of the Company or any of its Subsidiaries or the repurchase or redemption of any equity securities of the Company or any of its Subsidiaries, in each case except as would not be material to the Company or any of its Subsidiaries, taken as a whole;

(ix) any Contract that grants any right of first refusal or right of first offer or similar rights with respect to any material assets, rights or properties of the Company or its Subsidiaries, or that contains any “most favored nation” or exclusivity or similar rights that are material to the Company and its Subsidiaries taken as a whole;

(x) any Contract entered into on or after January 1, 2016 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or shares or other equity interests of any Person, and with any outstanding obligations as of the date of this Agreement, in each case, with a purchase price in excess of $100 million;

(xi) any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xii) any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act; and

(xiii) any Contract entered into in connection with the settlement of a then pending or threatened Proceeding with ongoing obligations of the Company or any of its Subsidiaries (other than solely ongoing confidentiality obligations) other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $1 million in any individual case or (C) settlement Contracts which will not otherwise materially restrict the Company or any of its Subsidiaries following the Effective Time.

All Contracts of the types referred to in the foregoing clauses (i) through (xiii) (other than purchase orders, statements of work and invoices), whether or not set forth on Section 2.19(a) of the Company Disclosure Schedule, are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, as of the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Material Contract (i) is a valid, binding and enforceable obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.20 Government Contracts.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) Each Government Contract was legally awarded, is a valid, binding and legally enforceable obligation of the Company or its Subsidiary thereto, and to the Knowledge of the Company, is in full force and effect.

(ii) With respect to each Government Contract to which the Company or any Subsidiary is a party, and each Government Bid, the Company or such Subsidiary has complied in all material respects with all terms and conditions of such Government Contract and Government Bid.

(iii) To the Knowledge of the Company, there no pending, and no reasonable basis exists that would reasonably be expected to give rise to, a Proceeding by a Governmental Entity against the Company or any of its Subsidiaries for fraud or false statements or false claims in connection with any Government Contract or Government Bid.

(iv) Since January 1, 2020, (i) no Governmental Entity has notified the Company or any of its Subsidiaries in writing that the Company or such Subsidiary has breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract, and (iii) neither the Company nor of its Subsidiaries has received any written notice of termination, cure notice, letter of concern, or show cause notice pertaining to any Government Contract due to the Company’s alleged breach.

(v) Since January 1, 2020, no reports have been issued resulting from any audits, reviews, or other investigations conducted by the Defense Contract Audit Agency or other Governmental Entity of any of the Government Contracts that conclude that the Company or any Subsidiary is engaged in overcharging, mischarging or defective pricing practices, and, to the Knowledge of the Company, there are no audits, reviews, or investigations by any Governmental Entity which are either ongoing or have been completed but the report of which has not been issued (and is reasonably expected to be issued) and which the Company or any Subsidiary expects will recommend cost material disallowances, fines, penalties or other sanctions.

(b) Since January 1, 2020, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers, or employees, have been suspended or debarred, or proposed for suspension or debarment by a Governmental Entity, and, to the Knowledge of the Company, none of such Persons have been subject to a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) since January 1, 2020, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has been or is under indictment or criminal, civil, or administrative investigation or audit involving a Government Contract or Government Bid and (ii) since January 1, 2020, to the Knowledge of the Company, there has not been pending or threatened any material audit or investigation (other than routine audits) by any U.S. Governmental Entity with respect to any alleged or actual irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid that could reasonably be expected to give rise to: (A) liability under the federal False Claims Act; (B) a claim for price adjustment under 41 U.S.C. chapter 35, Truthful Cost or Pricing Data, or (C) any request for a reduction in the price of any Government Contract resulting from a violation of 41 U.S.C. chapter 35, Truthful Cost or Pricing Data.

Section 2.21 Insurance. Except as has not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with all applicable Laws; (b) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (c) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; and (d) since January 1, 2020, the Company has not received any written notice of termination or cancellation or denial of coverage with respect to any insurance policy other than an expiration of such insurance policy in the ordinary course of business.

Section 2.22 Finders or Brokers. Except for J.P. Morgan Securities LLC and Allen & Company LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Acquisition.

Section 2.23 No Other Representations. The Company acknowledges that neither Parent or the Purchaser nor any Person on behalf of Parent or the Purchaser makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent, the Purchaser or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof, other than the representations and warranties expressly set forth in Article 3 (as qualified by the Parent Disclosure Schedule), in any certificate delivered pursuant to Section 5.3(c), or in the Equity Commitment Letters or Limited Guarantees. Without limiting the foregoing, except in the case of fraud with respect to the representations and warranties contained herein, the Company acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article 3 (as qualified by the Parent Disclosure Schedule) or in any certificate delivered pursuant to Section 5.3(c), neither Parent or the Purchaser will have or be subject to any liability or other obligation to the Company or its Representatives or Affiliates resulting from the Company’s or its Representatives’ or Affiliates’ use of or reliance on any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates in any form in connection with the transactions contemplated by this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any Section or Subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other Section or Subsection of the Parent Disclosure Schedule to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 3.1 Organization. Parent is a private limited company duly incorporated, validly existing and in good standing under the laws of the Bailiwick of Jersey. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of Parent and Purchaser has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the date of this Agreement, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Purchaser is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.2 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Acquisition and the Financing. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Acquisition and the Financing, have been duly and validly authorized by the Parent Board and the Purchaser Board and, except for the approval of the Scheme by Parent, as the sole stockholder of Purchaser (which such approval shall occur prior to or concurrently with the execution of this Agreement), no other corporate action or proceedings on the part of either Parent or Purchaser, or vote of Parent’s or Purchaser’s shareholders, are necessary to authorize the execution and delivery by Parent and Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition and the Financing. The Parent Board has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, and the Purchaser Board has (i) determined that the transactions contemplated by this Agreement, including the Acquisition, would be most likely to promote the success of Purchaser for the benefit of its sole shareholder and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with the Transaction Approvals, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained, under applicable Law, for the consummation by Parent or Purchaser of the transactions contemplated by this Agreement, including the Acquisition and the Financing, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Purchaser of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, including the Acquisition and the Financing, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Purchaser or any of their Subsidiaries pursuant to, any Contract to which Parent, Purchaser or any their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or Purchaser or (iii) conflict with or violate any applicable Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.3 Litigation. As of the date hereof, there is no Proceeding to which Parent, Purchaser or any of their respective Subsidiaries is a party pending or, to the Knowledge of Parent, threatened that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent, Purchaser nor any of their respective Subsidiaries is subject to any outstanding Order that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, there is no pending or threatened Proceeding or outstanding Order or settlement agreement against or affecting Parent, Purchaser or any of their respective Subsidiaries that challenges the validity or propriety of, or that seeks to prevent, impair or delay consummation of, the transactions contemplated by this Agreement.

Section 3.4 Parent and Purchaser Information. The information supplied or to be supplied by Parent and Purchaser for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the shareholders of the Company, at the time of the Court Meeting or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made therein based on information supplied by or on behalf of the Company or its advisors or other Representatives for inclusion or incorporation by reference therein.

Section 3.5 Finders or Brokers. Neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Acquisition, except for Persons whose fees and expenses shall solely be paid by Parent.

Section 3.6 Financing; Solvency.

(a) Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, dated as of the date of this Agreement, by and among the Financing Parties party thereto and Parent providing for debt financing as described therein (together, including all exhibits, schedules and annexes and as amended pursuant to any amendment expressly permitted by Section 4.14(b), the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Parties party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”).

(b) Parent has delivered to the Company true, complete and correct copies of the fully executed equity commitment letters, dated as of the date of this Agreement, by and among each of Elliott Associates, L.P., Elliott International, L.P., Brookfield Asset Management Inc. and Brookfield Capital Partners VI L.P. (the “Equity Investors”) and Parent (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”) pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have each agreed to invest in Parent the amount set forth in the respective Equity Commitment Letter (together with the Debt Financing, the “Financing”). The Equity Commitment Letters each provide that the Company is a third-party beneficiary of, and is entitled to enforce, such Equity Commitment Letter.

(c) Parent has delivered to the Company true, complete and correct copies of fee letters related to the Commitment Letters and of the Engagement Letter (as defined below), in each case subject to redaction solely for confidential provisions related to fees, flex terms and other economic terms, none of which adversely affect the conditionality, enforceability, availability, termination or amount of the Financing contemplated thereby in any respect.

(d) As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligations of Parent, the Financing Parties (to the Knowledge of Parent) and the Equity Investors and the other parties thereto (to the Knowledge of Parent), enforceable in accordance with its terms (subject to the Enforceability Exceptions). Other than the conditions precedent set forth in the Commitment Letters (such conditions precedent, the “Financing Conditions”), there are no conditions precedent related to the funding of the full amount of the Financing contemplated by the Commitment Letters or any contingencies that would permit the Financing Parties or the Equity Investors to reduce the aggregate principal amount of the Financing, including any conditions precedent relating to the amount or availability of the Financing pursuant to any flex provisions.

(e) The Commitment Letters have not been amended or modified in any manner, and will not be amended or modified in any manner at any time through the Effective Time, except as expressly permitted by Section 4.14(b) and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to the knowledge of Parent, any other party thereto.

(f) As of the date of this Agreement, assuming the conditions in Sections 5.1 and 5.3 are satisfied as of the Closing, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Effective Time or (ii) the Financing contemplated by the Commitment Letters will not be available to Parent at the Effective Time, nor does Parent have Knowledge that any Financing Party or Equity Investor will not perform its obligations under the Commitment Letters.

(g) Parent is not in default or breach under the terms and conditions of the Commitment Letters and no event has occurred that, with or without notice, lapse of time or both, constitutes or could constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Commitment Letters.

(h) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that could affect the Financing contemplated by the Commitment Letters in any respect, other than those set forth in the Commitment Letters and that certain engagement letter, dated as of the date of this Agreement, by and among the Financing Parties party thereto and Parent (the “Engagement Letter”).

(i) Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement.

(j) The Financing, when funded in accordance with the Commitment Letters and giving effect to any flex provision in the Debt Commitment Letter or related fee letters (including with respect to fees and original issue discount), as applicable, shall provide Parent with sufficient available funds at and as of the Effective Time to consummate the Acquisition and to make all payments required to be made in connection therewith, including payment of the aggregate Offer Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the Acquisition and the other transactions contemplated hereby, the payment of any debt contemplated or required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Acquisition and the other transactions contemplated hereby (including all Indebtedness of the Company and its Subsidiaries contemplated or required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Acquisition and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Acquisition (such amounts, collectively, the “Acquisition Amounts”). As of the date of this Agreement, Parent has no reason to believe that the representations contained in the immediately preceding sentence will not be true at and as of the Closing Date. Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Purchaser hereunder.

(k) Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement), assuming that the representations and warranties set forth in Article 2 are true and correct in all material respects, (i) Parent and its Subsidiaries, taken as a whole, will not have incurred Indebtedness beyond their ability to pay such Indebtedness in the ordinary course of business as it matures or becomes due, (ii) the then-present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness as it becomes absolute or matured, (iii) the assets of Parent and its Subsidiaries, taken as whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness and (iv) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 3.7 Limited Guarantees. Parent has delivered to the Company a true, complete and correct copy of the executed Limited Guarantee of each Equity Investor. Each Limited Guarantee is in full force and effect and constitutes the valid, binding and enforceable obligation of the respective Equity Investor in favor of the Company, enforceable by the Company in accordance with its terms (subject to the Enforceability Exceptions). Each Equity Investor is not in default or breach under any of the terms or conditions of the respective Limited Guarantee and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the respective Limited Guarantee. Each Equity Investor has access to sufficient capital to satisfy the full amount of its guaranteed obligations under the respective Limited Guarantee in full.

Section 3.8 Purchaser. Purchaser is a wholly owned subsidiary of Parent. As at the date of this Agreement, the authorized share capital of Purchaser consists of 100 shares of common stock, $0.01 par value per share, of which 100 shares are validly issued. All of the issued shares of Purchaser are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Purchaser. Since its date of incorporation, Purchaser has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Acquisition, the Financing and the other transactions contemplated by this Agreement.

Section 3.9 Certain Arrangements. There are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent, Purchaser, the Equity Investors or any of their respective Affiliates, on the one hand, and any beneficial owner (or Affiliate of a beneficial owner) of more than one percent (1%) of the issued Company Ordinary Shares (other than Parent, Purchaser, the Equity Investors or any of their respective Affiliates) or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company (including with respect to the voting, acquisition or disposition of the shares or other equity interests of the Company or the management or control of the Company) or the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 3.10 Interest in Competitors. To their Knowledge, neither Parent nor any of its Affiliates, including for purposes of this Section 3.10, any portfolio companies thereof, has a greater than 25 percent interest, directly or indirectly, in any Person that derives revenues from any line of business set forth in Section 3.10 of the Parent Disclosure Schedule.

Section 3.11 Ownership of Company Ordinary Shares. Neither Parent nor any of its Affiliates beneficially owns any Company Ordinary Shares except as set forth in Section 3.11 of the Parent Disclosure Schedule.

Section 3.12 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement, including the Acquisition and the Financing.

Section 3.13 Withholding. As of the date of this Agreement, no Tax imposed by the Bailiwick of Jersey or any political subdivision thereof will be required to be withheld or deducted from the Offer Consideration or the Parent Termination Fee. Neither Parent nor Purchaser is a resident for Tax purposes in any jurisdiction other than the United States, the Bailiwick of Jersey or the United Kingdom. Elliott Associates, L.P. and Elliott International, L.P. are organized in the United States (or a political subdivision thereof) and the Cayman Islands, respectively, and their principal place of management is in the United States or the Cayman Islands. Brookfield Asset Management Inc. and Brookfield Capital Partners VI L.P. are organized in Canada (or a political subdivision thereof) and the Cayman Islands, respectively, and their principal place of management is in the United States, Canada or the Cayman Islands.

Section 3.14 Investigation; No Other Representations. Each of Parent and Purchaser has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Purchaser acknowledges that neither the Company nor any of its Subsidiaries nor any Person on behalf of the Company makes, and neither Parent nor Purchaser has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Purchaser in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof other than the representations and warranties expressly set forth in Article 2 (as qualified by the Company Disclosure Schedule) or in any certificate delivered pursuant to Section 5.3(c). Without limiting the foregoing, except in the case of fraud with respect to the representations and warranties contained herein, each of Parent and Purchaser acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article 2 (as qualified by the Company Disclosure Schedule) or in any certificate delivered pursuant to Section 5.3(c), neither the Company nor any of its Subsidiaries will have or be subject to any liability or other obligation to Parent, Purchaser, the Equity Investors or their Representatives or Affiliates resulting from Parent’s, Purchaser’s, the Equity Investors’ or their Representatives’ or Affiliates’ use of or reliance on any information, documents, projections, forecasts or other material made available to Parent, Purchaser or their Representatives or Affiliates, including in the due diligence materials provided to Parent (including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement), teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Parent, Purchaser or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Purchaser with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries or any of their respective businesses, whether or not included in the data room or any management presentation.

ARTICLE 4

COVENANTS AND AGREEMENTS

Section 4.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated or required by this Agreement, (iv) in connection with any commercially reasonable action taken, or omitted to be taken, pursuant to or in connection with any COVID-19 Measures, which action or inaction the Company has determined in good faith to be in the best interests of the Company (provided the Company shall consult in good faith with Parent prior to such action or omission to the extent reasonably practicable) or (v) as set forth in Section 4.1(a) of the Company Disclosure Schedule, the Company shall and shall cause each of its Subsidiaries to (A) conduct its business in all material respects in the ordinary course and (B) use commercially reasonable efforts to maintain and preserve intact, in all material respects, its business organization and business relations (including its relationships with customers, vendors, licensors, licensees, Governmental Entities and other Persons with which it has significant business dealings); provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 4.1(b).

(b) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (v) as may be required by applicable Law, (w) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed with respect to Sections 4.1(b)(vii)–(xix), (x) as expressly contemplated or required by this Agreement, (y) in connection with any commercially reasonable action taken, or omitted to be taken, pursuant to or in connection with any COVID-19 Measures, which action or inaction the Company has determined in good faith to be in the best interests of the Company (provided the Company shall consult in good faith with Parent prior to such action or omission to the extent reasonably practicable) or (z) as set forth in Section 4.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (x) amend or otherwise change the Company Articles of Association, (y) amend or otherwise change any articles of association, certificate of incorporation or bylaws, or other comparable charter or organizational documents, of the Company’s Significant Subsidiaries or (z) amend or otherwise change any articles of association, certificate of incorporation or bylaws, or other comparable charter or organizational documents, of the Company’s Subsidiaries (other than amendments to the governing documents of any wholly-owned Subsidiary of the Company that would not prevent, delay or impair the transactions contemplated by this Agreement);

(ii) adjust, split, combine or reclassify any shares, voting securities or other equity interests of the Company or any of its Subsidiaries;

(iii) make, establish a record date for, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its shares, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any of its shares, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) the acceptance of Company Ordinary Shares as payment for the exercise price of Company Options, (C) the acceptance of Company Ordinary Shares, or withholding of Company Ordinary Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards or (D) the making, declaration or payment of any dividend or distribution solely among the Company and any Subsidiary that is a guarantor under the Company Credit Agreement or among such Subsidiaries; provided that the Company may make, declare and pay quarterly cash dividends (and, with respect to the Company Equity Awards, as and if applicable, dividends or dividend equivalents) in an amount per share not in excess of $0.06 per quarter and with record dates substantially consistent with the record dates customarily used by the Company for the payment of quarterly cash dividends, including with respect to the quarter in which the Effective Time occurs unless the Effective Time predates the record date for such quarter (the “Permitted Dividends”); provided, further, if any dividend or other distribution or return of value is declared, made or paid or becomes payable by the Company in respect of any Scheme Share on or after the date hereof and with a record date before the Effective Time, other than the Permitted Dividends, there shall be an adjustment to the amount payable to Scheme Shareholders under the Scheme by reference to the aggregate amount of the distribution that has been declared, made, paid or is payable and, for the avoidance of doubt, any such adjustment shall not be regarded as nor shall it constitute any modification, revision or variation of the terms of the Scheme;

(iv) grant any Company Equity Awards or other equity-based awards or interests, other than as set forth on Section 4.1(b)(iv) and (x) of the Company Disclosure Schedule;

(v) issue any additional shares or securities convertible or exchangeable into, or exercisable for, any of its shares or any options, warrants, or other rights of any kind to acquire any of its shares, except (A) pursuant to the due exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof or issued after the date of this Agreement in accordance with the following clause (B), or pursuant to the Company ESPP, (B) any Company Equity Awards or other equity-based awards or interests granted after the date hereof in accordance with the foregoing clause (iv) or (C) in transactions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization, other than any mergers, consolidations or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vii) incur, assume, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any Indebtedness for borrowed money among the Company and/or its Subsidiaries or among Subsidiaries of the Company, (B) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its Subsidiaries, which Indebtedness is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (C) Indebtedness for borrowed money incurred pursuant to agreements entered into by the Company or any Subsidiary of the Company in effect prior to the execution of this Agreement and (D) additional Indebtedness for borrowed money incurred by the Company or any of its Subsidiaries not to exceed $10 million in aggregate principal amount outstanding;

(viii) other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $25 million individually or $50 million in the aggregate to any Person (other than to the Company or a wholly owned Subsidiary of the Company and other than (A) non-exclusive licenses of Intellectual Property in the ordinary course of business, (B) sales of equipment in the ordinary course of business or that is obsolete or worthless or (C) commodity, purchase, sale or hedging agreements that can be terminated upon 90 days or less notice without penalty, in each case of this clause (C) in the ordinary course of business);

(ix) acquire any Person or business or assets of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person (by purchase of stock or securities or contributions to capital), in each case other than a wholly owned Subsidiary of the Company, if such acquisition or investment is in excess of $25 million individually or $50 million in the aggregate;

(x) except as required by any Collective Bargaining Agreement or Company Benefit Plan, (A) establish, adopt, amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, except for any changes to such Company Benefit Plans made during the annual open enrollment process in the ordinary course of business consistent with past practice that do not materially increase benefits or result in a material increase in administrative costs, (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former employees of the Company or its Subsidiaries except for increases in annual base salaries in the ordinary course of business, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) accelerate any rights, funding or benefits under any Company Benefit Plan, (E) amend the funding obligation or contribution rate of any Company Benefit Plan or change any underlying assumptions to calculate benefits payable under any Company Benefit Plan, except as may be required by GAAP, or (F) accelerate the time of vesting or payment of any award under any Company Benefit Plan;

(xi) (A) terminate the employment or engagement of any employee or natural independent contractor of the Company or its Subsidiaries whose annual base salary is in excess of $250,000 other than for cause (determined consistent with past practice), (B) cause or consummate any “plant closing” or “mass layoff” (in each case as defined by the WARN Act or other terminations of employees that would create any obligations upon or liabilities for the Company or its Subsidiary under the WARN Act or similar state or local Laws), or (C) hire or engage, or make an offer to hire or engage, any individual to become employed or engaged by the Company or its Subsidiaries whose annual base salary or fee is in excess of $250,000;

(xii) (i) modify, renew, extend, or enter into any material labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, in each case, other than in the ordinary course and consistent with past practice, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(xiii) implement or adopt any material change in its financial accounting principles or methods, other than as may be required by GAAP or applicable Law;

(xiv) other than in the ordinary course of business or as is consistent with past practice, (I) make or revoke any material Tax election; (II) change an annual Tax accounting period; (III) adopt or change any material Tax accounting method; (IV) settle or compromise any material Tax liability or any audit, claim or proceeding; (V) file (or cause to be filed) any material amended Tax Return; (VI) surrender in writing any right to a material refund of Taxes; (VII) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes (other than any valid (A) automatic or automatically granted extension of the due date of a Tax Return or (B) requested extension with respect to pending audits, actions or proceedings); or (VIII) change its residence for Tax purposes or, to the Knowledge of the Company, establish a permanent establishment outside of its jurisdiction of incorporation for Tax purposes, in each case, relating to Taxes of the Company or its Subsidiaries for an amount materially in excess of amounts reserved therefor (it being agreed and understood that, notwithstanding any other provision, none of clauses (i) through (xiii) nor clauses (xv) through (xx) of this Section 4.1(b) shall apply to tax compliance matters (other than clause (xx) insofar as it relates to this clause (xiv)));

(xv) enter into, modify or amend, terminate or waive or release any rights under any Material Contract in any material respect, other than in the ordinary course of business;

(xvi) settle or compromise any pending or threatened Proceeding, or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim with respect to any Proceeding, other than the settlement, compromise, payment, discharge or satisfaction of (A) Proceedings (1) providing solely for the payment of monetary damages that are reflected or reserved against in full in the Company balance sheet or covered in full by existing insurance policies or (2) for amounts less than $250,000 individually or $1,000,000 in the aggregate and (B) Tax Proceedings (Tax Proceedings being governed solely by Section 4.1(b)(xiv));

(xvii) agree to any covenant limiting the ability of the Company or any of its Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area, in each case that is material to the Company and its Subsidiaries taken as a whole;

(xviii) (A) acquire or dispose of any real property or (B) enter into, extend, terminate or materially modify any Company Lease other than in the ordinary course of business;

(xix) (A) sell, assign or transfer all or any portion of the Owned Intellectual Property, (B) grant any exclusive licenses of Owned Intellectual Property or (C) abandon or cease to prosecute or maintain any of the Company Registered Intellectual Property, in each case other than in the ordinary course of business; or

(xx) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 4.1(b).

(c) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries, the Equity Investors or the Equity Investors’ respective controlled Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”) or enter into any new line of business set forth in Section 3.10 of the Parent Disclosure Schedule, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition or the entering into of such new line of business, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent or Purchaser to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period, in each case necessary to consummate the transactions contemplated hereby or (B) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby.

(d) Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or the Purchaser, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time, and the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations prior to the Effective Time.

Section 4.2 Access.

(a) Solely for purposes of facilitating the consummation of, and for other good faith and bona fide purposes related to consummating, the transactions contemplated hereby, the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, Tax Returns, books and records and such other information concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding anything to the contrary contained in this Section 4.2(a), any document, correspondence or information or other access provided pursuant to this Section 4.2(a) may be redacted or otherwise limited to the extent required to prevent disclosure of information concerning the valuation of the Company and the Acquisition or other similarly confidential or competitively sensitive information, including information relating to the process conducted by the Company that led to the execution of this Agreement. All access pursuant to this Section 4.2(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the General Counsel of the Company or another designee of the Company.

(b) Notwithstanding anything to the contrary contained in this Section 4.2, neither the Company nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if and to the extent doing so would, in the reasonable judgment of the Company’s legal counsel, (i) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries (including any COVID-19 Measures) or (B) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound as of the date hereof; provided that in such instances the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(c) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality letter agreements, dated as of November 18, 2021 and November 21, 2021, between the Company and Elliott Investment Management L.P. and Brookfield Capital Partners LLC (the “Confidentiality Agreements”), each of which shall continue in full force and effect in accordance with its terms through the Closing and each of which shall terminate upon the Closing; provided that nothing in this Agreement or the Confidentiality Agreements shall be deemed to prohibit, restrict or limit any disclosure or communication (i) by Parent, Purchaser, their Affiliates or their respective Representatives to existing or prospective general or limited partners, equity holders, members, managers and investors of Parent, Purchaser or their respective Affiliates solely in their capacities as such (provided any such prospective general or limited partners, equity holders, members, managers and investors agree to treat such information as confidential), or (ii) by the Equity Investors, their Affiliates or their respective Representatives in connection with the assignment or syndication of any portion of their equity commitment to the extent permitted under, and pursuant to, their respective Equity Commitment Letters.

Section 4.3 No Solicitation.

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date hereof and continuing until 11:59 p.m., Eastern time on May 12, 2022 (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to: (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, could constitute or is reasonably expected to lead to, a Company Takeover Proposal; (ii) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, furnish to any Third Party (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives), any non-public or other information relating to the Company and its Subsidiaries or afford to any such Third Party (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) access to the business, properties, assets, books, records or other non-public or other information, or to any personnel, of the Company and its Subsidiaries (provided, however, that the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent, and the Company and its Representatives shall not provide any competitively sensitive non-public information to any Third Party who is or whose Affiliates are a competitor of the Company (as determined in good faith by the Company), except in accordance with customary “clean room” or similar procedures); (iii) continue, enter into, maintain, participate or engage in discussions or negotiations with any Third Party (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) with respect to a Company Takeover Proposal (or any proposal or inquiry that could constitute or is reasonably expected to lead to a Company Takeover Proposal); and (iv) cooperate with or assist or participate in or facilitate any such proposals, inquiries, offers, discussions or negotiations or any effort or attempt to make any Company Takeover Proposal, including that the Company may grant a limited waiver under any “standstill provision” or similar obligation of any Third Party with respect to the Company or any of its Subsidiaries solely to allow such Third Party to submit or amend a Company Takeover Proposal on a confidential basis to the Company Board (or any committee thereof).

(b) Except as permitted by this Section 4.3, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to, and in accordance with, Article 6 and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors not to, and shall instruct each of its other Representatives not to, directly or indirectly, (i) solicit, initiate, propose, knowingly assist, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, relates to or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than to ascertain facts from the Person making such proposal or offer for the sole purpose of the Company Board informing itself about such proposal or offer and the Person that made it and for the Company to refer the inquiring Person to this Section 4.3), (iii) enter into any letter of intent, agreement or agreement in principle relating to or providing for a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Acquisition Agreement”), or (iv) publicly approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal.

(c) Except as permitted by this Section 4.3 and subject to compliance with this Section 4.3, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to, and in accordance with, Article 6 and the Effective Time, the Company shall cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent and its Affiliates and their respective Representatives) that may be ongoing with respect to a Company Takeover Proposal. Except as permitted by this Section 4.3, within two (2) Business Days following the No-Shop Period Start Date, the Company shall request in writing that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Third Party with whom a confidentiality agreement was entered into during the twelve (12)-month period immediately preceding the No-Shop Period Start Date relating to a potential Company Takeover Proposal be promptly returned or destroyed to the extent required by and in accordance with the terms of such confidentiality agreement. Except as permitted by this Section 4.3, on the No-Shop Period Start Date, the Company will (x) cease providing any further information with respect to the Company or its Subsidiaries to any such Third Party or its Representatives and (y) immediately terminate all access granted to any such Third Party and its Representatives to any physical or electronic data room. The Company shall not release any Third Party from, or waive, amend or modify any standstill or confidentiality provision with respect to a Company Takeover Proposal in any agreement to which the Company is a party; provided, that if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision to the extent necessary to permit a Third Party to make a Company Takeover Proposal. Notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 4.3(a) and Section 4.3(b) with respect to any Excluded Party, including with respect to any amended or modified Company Takeover Proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in this Section 4.3 shall not apply with respect thereto.

(d) If at any time prior to the time of the Court Sanction, or if the Non-Solicitation Deadline Resolution is approved by the Company’s shareholders at the Company Shareholders’ Meeting, prior to the time the Company Shareholder Approval is obtained, the Company receives a written Company Takeover Proposal from any Person, and if the Company Board determines in good faith, after consultation with its outside legal counsel and outside financial advisors, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (i) furnish, pursuant to an executed confidentiality agreement (x) that does not contain any provision that would prevent the Company from complying with its obligations to provide disclosure to Parent pursuant to this Section 4.3(d) and (y) containing confidentiality provisions that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), information (including non-public information) with respect to the Company and its Subsidiaries to the Person that has made such Company Takeover Proposal and its Representatives (provided, however, that the Company (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent) and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if the Company takes any of the actions in the foregoing clauses (i) and (ii).

(e) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal. Such notice shall indicate the identity of the Person making the Company Takeover Proposal, and the material terms and conditions of any such Company Takeover Proposal, including unredacted copies of such a written Company Takeover Proposal, including proposed agreements received by the Company relating to such Company Takeover Proposal or, if such Company Takeover Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations, the Company shall keep Parent reasonably informed, on a reasonably prompt and current basis, as to the status and material terms of (including any change in price or form of consideration and any other material developments with respect to) such Company Takeover Proposal, including by providing an unredacted copy of all proposed agreements relating thereto that are exchanged between the Company (or its Representatives) and the Third Party (or its Representatives) making such Company Takeover Proposal within twenty-four (24) hours after the Company’s receipt or sending thereof.

(f) Except as permitted by this Section 4.3 and subject to compliance with this Section 4.3, neither the Company Board nor any committee thereof shall (i) (A) fail to make, qualify, withhold, withdraw or modify, or publicly propose to fail to make qualify, withhold, withdraw or modify, in each case, in any manner adverse to Parent, the Company Recommendation, (B) adopt, approve, declare advisable or recommend, or publicly propose to adopt, approve, declare advisable or recommend, a Company Takeover Proposal, (C) fail to recommend against acceptance of any Company Takeover Proposal that is a tender offer or exchange offer for the Company Ordinary Shares within ten (10) Business Days after commencement of such offer pursuant to Rule 14d-2 of the Exchange Act (it being understood that in recommending against acceptance, the Company Board may state that it is reviewing the Company Takeover Proposal), (D) fail to publicly reaffirm the Company Recommendation within five (5) Business Days after Parent so requests in writing following the public disclosure of a Company Takeover Proposal (other than the type referred to in clause (C)) (it being understood that in reaffirming the Company Recommendation, the Company Board may state that it is reviewing the Company Takeover Proposal), (E) fail to include the Company Recommendation in the Proxy Statement, or (F) publicly propose to take any action described in the foregoing clauses (A) through (E) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Company Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time of the Court Sanction, or if the Non-Solicitation Deadline Resolution is approved by the Company’s shareholders at the Company Shareholders’ Meeting, prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change of the type described in clauses (A), (D) or (E) (or of the type described in clause (F) with respect to clause (A), (D) or (E)) in response to any material event, change, occurrence or development with respect to the Company or any of its Subsidiaries that was not known to or reasonably foreseeable by the Company Board as of the date hereof and not relating to (i) any Company Takeover Proposal or (ii) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes in the market price or trading volume of the Company Ordinary Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be taken into account) (each such event, change, occurrence or development, an “Intervening Event”) if, prior to taking such action, the Company Board has determined in good faith, after consultation with its outside legal counsel and outside financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that prior to making such Company Adverse Recommendation Change, (x) the Company has given Parent at least four (4) Business Days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor and the Intervening Event, (y) during such four (4) Business Day Period, the Company has (1) negotiated, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make amendments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) no longer determines that the failure to make a Company Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (2) provided to Parent and its Representatives all applicable material information with respect to such Intervening Event reasonably requested by Parent to permit it to propose revisions to the terms of the Agreement, and (z) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent and any other information provided by Parent in response to the notice specified in the preceding clause (x), and shall have determined, after consultation with its outside legal counsel and outside financial advisors, that the failure to make a Company Adverse Recommendation Change would continue to be reasonably expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time of the Court Sanction, or if the Non-Solicitation Deadline Resolution is approved by the Company’s shareholders at the Company Shareholders’ Meeting, prior to the time the Company Shareholder Approval is obtained, if the Company Board has determined in good faith that a Company Takeover Proposal made after the date hereof constitutes a Company Superior Proposal, the Company Board may, subject to compliance with this Section 4.3(g) (i) make a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement in accordance with Section 6.1(c) in order to enter into a definitive agreement relating to such Company Superior Proposal subject to paying the Company Termination Fee in accordance with Section 6.3; provided, that prior to making such Company Adverse Recommendation Change or so terminating this Agreement, (A) the Company has given Parent at least four (4) Business Days prior written notice of its intention to take such action, which notice shall include a description of the material terms and conditions of, and the identity of the Person making, such Company Superior Proposal and a copy of any proposed definitive Company Acquisition Agreement providing for such Company Superior Proposal, (B) during such four (4) Business Day period, the Company has negotiated, and has caused its Representatives to, if requested by Parent, negotiate with Parent and its Representatives in good faith to make amendments to the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Adverse Recommendation Change, and (C) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent and any other information provided by Parent in response to the notice specified in the preceding clause (A), and shall have determined that such Company Superior Proposal would continue to constitute a Company Superior Proposal if such revisions proposed by Parent were to be given effect, and (D) in the event of any material change to the terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 4.3(g) anew with respect to such additional notice, including clauses (A) through (C) of this proviso (except that the reference to “four (4) Business Days” in clause (A) of this proviso shall be replaced with “two (2) Business Days”).

(h) Nothing contained in this Section 4.3 shall prohibit the Company or the Company Board from (i) taking or disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communications to shareholders of the Company), (ii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to shareholders of the Company) or (iii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with its outside legal counsel and outside financial advisors, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that nothing in this Section 4.3(h) shall be deemed to permit a Company Adverse Recommendation Change other than in accordance with Sections 4.3(f) or 4.3(g).

Section 4.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare the preliminary Proxy Statement. Parent and Purchaser shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and Purchaser that is required in connection with the preparation of the Proxy Statement. The Company shall provide Parent and Purchaser and their respective advisors with a reasonable opportunity to review the Proxy Statement and any amendment or supplement thereto, the Proxy Forms and any documents to be circulated to the holders of Company Options or Company RSU Awards in connection with the transactions contemplated by this Agreement (together the “Key Acquisition Documents”) (and shall consider in good faith such comments reasonably proposed by Parent and Purchaser for inclusion therein) prior to its filing. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company without the prior review and input by Parent and Purchaser and the Company shall consider Parent’s and Purchaser’s comments in good faith. As promptly as reasonably practicable (and in any event within five (5) Business Days) after the No-Shop Period Start Date (or such earlier date as the Company determines in its sole discretion), subject to the receipt from Parent and Purchaser of the information described in the preceding sentence of this paragraph (a), the Company shall file the preliminary Proxy Statement with the SEC. The Company shall respond promptly to any comments from the SEC or the staff of the SEC. The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Company shall ensure that (i) the Key Acquisition Documents will not, on the date it is first mailed to Company’s shareholders and/or holders of options or RSUs (as applicable) and at the time of the Company Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement complies in all material respects with the requirements of the Exchange Act and the Companies Act. If at any time prior to the Court Meeting or the Company Shareholders’ Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. The Company shall cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the later of (i) the resolution of all comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Proxy Clearance Date”) and (ii) receipt of an order of the Court that the Company shall have permission to convene the Court Meeting.

(b) Subject to Sections 4.3 and 4.4(c), the Company shall take all action necessary in accordance with applicable Law, the Company Articles of Association and any directions of the Court to (i) set a record date for and duly give notice of the Court Meeting and the Company Shareholders’ Meeting, and convene and use reasonable best efforts to hold (A) the Court Meeting on the date set out in the Proxy Statement, or such later date as may be agreed in writing between Purchaser and the Company (each acting reasonably) and with the approval of the Court (if required), and (B) the Company Shareholders’ Meeting as promptly as reasonably practicable and as permissible under applicable Law following the mailing of the Proxy Statement to the Company’s shareholders, it being understood that the Company Shareholders’ Meeting shall be held as promptly as reasonably practicable following the Court Meeting, and (ii) implement the Scheme in accordance with the terms and conditions of the Scheme Annex and, so far as reasonably practicable (and, in respect of the Convening Hearing and the Sanction Hearing, subject to Court date availability), the Timetable. Unless the Company shall have made a Company Adverse Recommendation Change, the Company shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Shareholder Approval at the Court Meeting and the Company Shareholders’ Meeting. Without limitation to the foregoing, the Company shall (i) solicit from the Scheme Shareholders proxies in favor of the Scheme and use reasonable best efforts to regularly liaise with DTC and the Paying Agent for such purpose, without limiting the Company’s obligations in Section 4.3(c) and Section 4.5(k), and (ii) comply with the obligations set forth in Section 4.4(b) of the Company Disclosure Schedule.

(c) The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company’s shareholders, without limiting the Company’s obligations under Section 4.5(k). The Company may, after consultation with Parent and Purchaser and acting in good faith in taking into account the views of Parent or Purchaser, adjourn or postpone the Court Meeting and/or the Company Shareholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) is required to be filed and disseminated under applicable Law (including, for the avoidance of doubt, by the Court) or by a request from the SEC or official interpretation of the SEC Staff, and the evaluation of such supplemental or amended disclosure document by the Company’s shareholders required under applicable Law; (ii) if there are insufficient Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Court Meeting or the Company Shareholders’ Meeting; (iii) if at any time the Company reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors) that the Company Shareholder Approval is unlikely to be obtained at the Court Meeting or the Company Shareholders’ Meeting; (iv) if at any time the Company reasonably determines in good faith postponement or adjournment is necessary to ensure the health or safety of the shareholders of the Company or any other participants in the Company Shareholders’ Meeting in order to comply with applicable Law or any written recommendations of Governmental Entities in place in relation to the health or safety of the general public; or (v) with the prior written consent of Parent. Without the prior written consent of Parent, the matters contemplated by the Company Shareholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s shareholders in connection with the matters contemplated by the Company Shareholder Approval) that the Company shall propose to be acted on by the shareholders of the Company at the Court Meeting and the Company Shareholders’ Meeting, taken together.

Section 4.5 Implementation of the Scheme. The Company shall be responsible for preparation of the Scheme Information to the standard that is required for the Company to meet its legal and regulatory obligations in relation to the preparation of the Scheme Information including the UK Scheme Regulations and to satisfy any other requirements that may reasonably be expected by, or as directed by, the Court, other than any information relating to, and supplied or to be supplied by or on behalf of, Parent or Purchaser for inclusion in the Scheme Information. The Company shall ensure that the Scheme Annex includes customary terms relating to the transfer of shares subject to the Scheme fully paid up with full title guarantee free from all encumbrances and with all rights attaching to them at the Effective Time, including the right to receive all dividends and other distributions declared, made or paid by the Company with a record date falling after the Effective Time. The Company shall procure that the directors of the Company accept responsibility for all the information in the Scheme Information (and any other document required by applicable Law to be published in connection with the Scheme) relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Company and its Subsidiaries, any statements of opinion, belief or expectation of the directors of the Company in relation to the Acquisition or the Company and its Subsidiaries and any other information in the Scheme Information for which they are required by applicable Law to accept responsibility, in each case and for the avoidance of doubt, other than any information (including any expression of opinions) supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Scheme Information relating to the Parent or Purchaser or their respective directors, officers, managers, Affiliates, or other Representatives, for which Parent or Purchaser shall procure that its directors or managers, as applicable, accept responsibility. Unless the Company shall have made a Company Adverse Recommendation Change in accordance with Section 4.3:

(a) the Company shall instruct a barrister in connection with the Scheme (“Counsel”) and provide Parent, Purchaser and their advisors with a summary of any advice given by such Counsel to the extent that: (i) such advice is in respect of the implementation of the Scheme; (ii) such advice does not relate to a matter where there is a conflict of interests between any of the parties or their respective Affiliates (including any of the Equity Investors) and (iii) disclosure of such advice could not reasonably be expected to be prejudicial to the Company or any of its directors, officers, employees or members or to result in the waiver of any attorney client or other legal privilege in respect of such advice;

(b) Purchaser and Parent shall each be entitled to instruct a barrister in connection with the Scheme (“Purchaser Counsel”), and the Company shall take full and proper account of advice provided to Purchaser or Parent by such barrister in respect of implementation of the Scheme and, in the event that such advice is not followed the Company shall: (i) inform Purchaser and Parent of any proposed deviation from such advice; (ii) provide an explanation for such proposed deviation; and (iii) work with Purchaser, Parent, Purchaser Counsel and Counsel to discuss in good faith any differences in the proposed advice (it being acknowledged that there is no requirement to reach a resolution);

(c) the Company shall: (i) provide Parent and Purchaser with drafts of any applications, statements, filings or other documents to be lodged with the Court in connection with the Scheme Convening Hearing, the Court Hearing or otherwise in connection with the Scheme (“Court Documentation”) in sufficient time to allow Parent and Purchaser to reasonably review and comment on such Court Documentation, including the preparation and circulation of any advertisement or notice (if required or advised by Counsel) relating to the Scheme Convening Hearing in accordance with Court’s Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020); and (ii) consider in good faith any comments reasonably provided by Parent and Purchaser in relation to such Court Documentation;

(d) Parent and Purchaser shall promptly furnish the Company with such additional information and assistance as the Company may reasonably request in connection with the Scheme Convening Hearing and the Court Hearing;

(e) the Company shall make all necessary applications to the Court in connection with the implementation of the Scheme and to the extent reasonably practicable (and subject to Court date availability), where applicable, in accordance with the Timetable, shall:

(i) as promptly as is reasonably practicable, (A) issue a claim form requesting the Court to give directions under Section 896(1) of the Companies Act to hold the Court Meeting (the hearing of the Court at which such matters are to be considered, or any adjournment thereof, being the “Scheme Convening Hearing”), (B) comply with all such directions of the Court, and (C) make all necessary applications, prepare and file such documents in relation to the Scheme Convening Hearing (including advertising or otherwise providing due notice of the Scheme Convening Hearing to any person affected by the Scheme in accordance with Court’s Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020);

(ii) use reasonable best efforts to ensure that the Scheme Convening Hearing occurs to facilitate the publication and posting of the Proxy Statement as promptly as is reasonably practicable;

(iii) seek such directions of the Court as the Company, Parent and Purchaser (acting reasonably together) consider necessary or desirable to facilitate the convening of the Court Meeting or otherwise in connection with the Scheme (including any issue which may arise in connection with the constitution of meetings of members, creditors or other interested persons) and the Scheme Information and comply with all such directions of the Court; and

(iv) seek such orders of the Court as the Company, Parent and Purchaser (acting reasonably together) consider necessary or desirable and as the Court permits to implement or facilitate the re-registration of the Company from a public limited company to a private limited company at the Effective Time, or as soon as reasonably practicable thereafter;

(f) the Company shall procure, in accordance with applicable Law, the publication of the requisite advertisements (to the extent required or deemed reasonably necessary by the Company) and publication and posting of the Proxy Statement to the Company’s shareholders on the Company’s register of members as of the record date as agreed with the Court, as promptly as reasonably practicable after the later of (i) the Proxy Clearance Date and (ii) the receipt of an order of the Court that the Company shall have permission to convene the Court Meeting;

(g) the Company shall consult with the Parent and Purchaser in relation to the determination of relevant classes in relation to the Scheme;

(h) the Company shall: (i) notify Parent and Purchaser as promptly as reasonably practicable, to the extent the Company is not prohibited by its confidentiality obligations, if it becomes aware of any concerns or issues raised by the Company’s shareholders, persons interested (or who may become interested) in securities relating to the Company or any third party in connection with or which may have an impact on the Acquisition or the matters contemplated therein, in each case, to the extent such concerns or issues would have the effect of preventing, materially delaying or impeding the consummation of the Acquisition or the other transactions contemplated by this Agreement; and (ii) reasonably consult with, and consider in good faith the reasonable views and requests of, Parent and Purchaser in connection with addressing any such concerns or issues;

(i) the Company shall comply with any directions or orders of the Court in connection with the Scheme and facilitate the convening and holding of the Court Meeting as directed by the Court;

(j) Representatives of the Company shall attend each of the Scheme Convening Hearing, the Court Meeting, the Court Hearing and the Company Shareholders’ Meeting;

(k) the Company shall keep Parent and Purchaser informed on a weekly basis (from the first (1st) Business Day immediately following the date on which the first form of proxy in respect of the Company Resolutions is returned in accordance with the instructions set out in the applicable form of proxy) of the number of proxies received in respect of the Company Shareholder Approvals, including details of the number of proxy votes for and against the Company Shareholder Approvals, the number of abstentions and the number of spoiled forms of proxy;

(l) the Company shall, as promptly as practicable after the date on which the last of all conditions set forth in Article 5 (other than the conditions set forth in Section 5.1(d) and Section 5.1(e) and those other conditions that by their nature are to be satisfied at or after the Measurement Time) are expected to be satisfied or waived (to the extent permitted hereunder), (i) use reasonable best efforts (subject to Court date availability) to arrange the Court Hearing; provided, that if the Marketing Period has not ended at the time the Court Hearing would be so arranged, the Company shall use reasonable best efforts (subject to Court date availability) to arrange such Court Hearing on the earlier of (x) a Business Day during or after the Marketing Period specified by Parent in writing on no fewer than ten (10) Business Days’ notice to the Company and (y) the Business Day immediately following the last day of the Marketing Period (it being understood, for the avoidance of doubt, that the Court Hearing shall not occur prior to the earlier of the dates set forth in the foregoing clauses (x) and (y)), subject in each case to the expected satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article 5 (other than the conditions set forth in Section 5.1(d) and Section 5.1(e) and those other conditions that by their nature are to be satisfied at or after the Measurement Time) and (ii) prepare and issue, serve and lodge all such Court documents as are required and use reasonable best efforts to seek the Court Sanction;

(m) once approved by Purchaser (pursuant to the terms set out in Section 4.4(a)) and the Court, the Company shall not seek (by application to the Court or otherwise) to: (i) revise the Scheme Annex or this Agreement; or (ii) amend the terms of the Acquisition;

(n) the Company shall not (unless required by the Court) make any application to the Court for or agree to an extension of time in connection with, or to any variation, amendment, withdrawal or nonenforcement (in whole or in part) of, the Scheme without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed);

(o) if applicable, the Purchaser shall provide to the Company in advance of the Effective Time a written undertaking addressed to HMRC confirming that, following the Effective Time, the Purchaser will present the forms of transfer relating to the Company Ordinary Shares to HMRC for stamping, together with the amount of stamp duty payable thereon (if any);

(p) following (i) the close of business (London Time), but no later than 6:00 p.m. (London time), on the Business Day immediately prior to the date scheduled for the Court Hearing where the Court Hearing is scheduled for no later than 11:00 a.m. (London time), or (ii) at 9:00 a.m. (London time) on the date scheduled for the Court Hearing where the Court Hearing is scheduled for a time after 11:00 a.m. (London time) (the “Measurement Time”), Purchaser shall:

(i) deliver a written confirmation, duly executed by an authorized signatory of Purchaser, that the conditions set forth in Article 5 (other than Section 5.1(a) (to the extent tested as of immediately prior to the Closing) and the conditions set forth in Section 5.1(d) and Section 5.1(e)) have been satisfied or waived;

(ii) instruct counsel to appear on its behalf at the Court Hearing (including on a joint basis with the other parties) and undertake to the Court to be bound by the terms of the Scheme; and

(iii) give such undertakings as are required by the Court as are reasonably necessary for the proper implementation of the Scheme;

(q) subject to Section 5.4 and the approval by the Company’s shareholders of the Board Direction Resolution, the Company shall deliver to Companies House in accordance with Section 899(4) of the Companies Act a true, complete and accurate copy of the Court Order not later than one (1) Business Day following the Court Hearing (it being acknowledged that in the event that the Board Direction Resolution is not approved by the Company’s shareholders at the Company Shareholders’ Meeting, it shall not be interpreted as a direction from the Company’s shareholders not to deliver the Court Order to Companies House, and the Company shall proceed to do so unless (having taken external legal advice) doing so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law); and

(r) each party hereto shall keep the other parties reasonably informed and, as reasonably requested by the other parties, consult with such other parties, as to the performance of the obligations required of such party pursuant to this Section 4.5.

Section 4.6 Amendment of the Scheme.

(a) Subject to Section 4.6(b) and (c), except as required by applicable Law (including, for the avoidance of doubt, the Court), following dissemination of the Proxy Statement in accordance with this Agreement, neither party shall, other than with the prior written consent of the other parties, amend the Scheme.

(b) Subject to Section 4.6(c), the Company and Purchaser agree to implement the Acquisition (subject to obtaining the necessary shareholder votes) by way of a new, revised or renewed Scheme or an Offer (or other similar transaction structure) together with any revisions or amendments to the treatment of the Scheme Shareholders and proposals to holders of Options (a “Technical Revision”), upon the occurrence of any of the following events:

(i) after the Court Meeting has been held, in circumstances where the resolution referenced in clause (i) of the definition of “Company Shareholder Approval” has not been lawfully passed due to a technical and/or procedural defect(s) relating to the Scheme being either: (A) that the provisions of the Companies Act have not been complied with including the composition of classes for the purposes of the Court Meeting; or (B) there is a blot on the Scheme (as per the decision of Mr Justice Morgan in Re TDG [2009] 1 BCLC 445 at [29]) (each of (A) and (B) being a “Scheme Technical Defect”), which reasonably appears to be capable of remedy and/or rectification without having any material adverse commercial or financial impact for Purchaser in its judgement (acting reasonably) or the Company or its shareholders (in the Company’s judgment, acting reasonably);

(ii) after the Company Shareholders’ Meeting has been held, in circumstances where the Company Resolutions (or any one of them) have not been lawfully passed due to a technical and/or procedural defect(s) being either: (A) on the grounds that the relevant provisions of the Companies Act or applicable Laws have not been complied with; or (B) a failure to comply with the Company Articles of Association or other constitutional documents of the Company, which reasonably appears to be capable of remedy and/or rectification without having any material adverse commercial or financial impact for the Purchaser (in its judgement, acting reasonably) or the Company or its shareholders (in the Company’s judgment, acting reasonably); or

(iii) in the event that the Court does not sanction the Scheme at the Court Hearing on the grounds of a technical and/or procedural defect in relation to any aspect of the Scheme or its implementation being a Scheme Technical Defect, or on such other grounds which reasonably appears to be capable of remedy and/or rectification without having any material adverse commercial or financial impact for the Purchaser in its judgement (acting reasonably) or the Company or its shareholders (in the Company’s judgment, acting reasonably).

(c) In the event of a Technical Revision, the parties agree that such Technical Revision shall be made and implemented on substantially the same terms as this Agreement save for any changes which may be necessary to address the technical and/or procedural defects, it being acknowledged that any change to the Offer Consideration payable by the Purchaser shall be not be considered a Technical Revision or a change required to address the technical and/or procedural defects.

Section 4.7 Takeover Code Applicability.

(a) If, at any time, the Company receives a notification or communication from the Panel to the effect that it may assert jurisdiction over the Acquisition or that the Company may be or become subject to the Takeover Code, the Company shall notify Parent and Purchaser as promptly as reasonably practicable. In such circumstances, each of the parties agrees that it shall reasonably cooperate with each other in making representations to the Panel to seek a ruling that the Company is not subject to the Takeover Code and, if necessary, to appeal such ruling to the Panel’s Hearings Committee and the Takeover Appeal Board. If, following such appeal process (if any), it is ultimately determined that the Company is subject to the Takeover Code and the Panel is able to assert jurisdiction over the Acquisition (or if the Company does not participate in such appeal process), then each of Parent and Purchaser may terminate this Agreement with immediate effect by giving written notice to the Company within five (5) Business Days after such ultimate determination.

(b) The Company will not take any action that could reasonably be expected to result in the application of the Takeover Code to, or the Panel having jurisdiction over, the Acquisition or any matters contemplated thereunder.

Section 4.8 Switching to an Offer. The parties may at any time prior to the Effective Time mutually agree to implement the Acquisition by way of an Offer rather than the Scheme, including pursuant to Section 4.6(b) (any such switch from the Scheme to an Offer, a “Switch”). As soon as practicable on the date the Offer is first commenced within the meaning of Rule 14d-2 promulgated under the Exchange Act:

(a) Parent and Purchaser shall:

(i) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(ii) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iv) cause the Offer Documents to be published and posted to holders of Company Ordinary Shares as and to the extent required by the Exchange Act;

(v) to the extent requested by the Company, cause the Schedule 14D-9 (as defined below) to be published and posted to the holders of Company Ordinary Shares (to the extent required by applicable Law) together with the Offer Documents;

(vi) cause the Offer Documents to comply in all material respects with the requirements of applicable Law; and

(vii) take any other action required to be taken under the Securities Act, the Exchange Act, the Companies Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Offer or the Acquisition; provided, that the Company shall furnish all information concerning the Company and the Company’s shareholders as may be reasonably requested in connection with any such action.

(b) The Company shall:

(i) reasonably consult with Parent and Purchaser in relation to the determination of classes of the Company’s shares to which the Offer would be made;

(ii) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”);

(iii) cause the Schedule 14D-9 to be mailed to the holders of Company Ordinary Shares promptly after commencement of the Offer; and

(iv) use commercially reasonable efforts to cause the Schedule 14D-9 to comply in all material respects with requirements of applicable Law.

(c) Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Law to be included in the Offer Documents or the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 4.8. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding Parent and Purchaser that is necessary to include in the Offer Documents or the Schedule 14D-9 in order to satisfy applicable Law. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or its Representatives for use in the Offer Documents or the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent, Purchaser and the Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other material communications (and shall provide a summary of all substantive oral comments or material communications) that the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)). Parent shall provide in writing to the Company and its counsel any written comments or other material communications (and shall provide a summary of all substantive oral comments or material communications) that Parent, Purchaser or its counsel receive from the SEC or its staff with respect to the Schedule TO promptly after such receipt, and shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)). Unless the Company Board of Directors has effected a Company Adverse Recommendation Change in accordance with the terms of Section 4.3, the Company shall include the Company Recommendation in the Schedule 14D-9. The Schedule 14D-9 shall include the fairness opinions of the Company’s financial advisors referenced in Section 2.18 and the notice and other information required by the Companies Act.

(d) In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Ordinary Shares, including a list, as of the most recent practicable date, of the Company’s shareholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Ordinary Shares, and lists of security positions of Company Ordinary Shares held in stock depositories, and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of Company Ordinary Shares, mailing labels and lists of security positions) as Parent and Purchaser or their Representatives may reasonably request in order to communicate the Offer to the Company’s shareholders. Subject to applicable Law and applicable data protection regulations, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Acquisition, Parent and Purchaser (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Acquisition; and

(iii) if this Agreement is terminated in accordance with Article 6, Parent and Purchaser shall as promptly as reasonably practicable return to the Company or destroy all copies of such information then in their possession or control.

(e) In the event of any Switch, each of the Company, Parent and Purchaser agree that:

(i) Purchaser shall (and Parent shall cause Purchaser to) commence the Offer (within the meaning of Rule 14d-2 of the Exchange Act) as soon as reasonably practicable and, in any event, not later than ten (10) Business Days after the parties hereto announce their intention to Switch;

(ii) Purchaser will offer to purchase all of the Company Ordinary Shares to which the Offer relates at not less than the Offer Consideration (which, for the avoidance of doubt, shall be paid in cash); and

(iii) the Offer will be subject to (A) the condition that prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Company Ordinary Shares that, upon the consummation of the Offer, together with the Company Ordinary Shares then owned by Parent and Purchaser (if any), would represent not less than 90% (or such lower percentage (but not less than 50% plus one Company Ordinary Share) as Parent may determine in its sole discretion) in value of the Company Ordinary Shares to which the Offer relates and not less than 90% (or such lower percentage (but not less than 50% plus one Company Ordinary Share) as Parent may determine in its sole discretion) of the Company Ordinary Shares to which the Offer relates (the “Minimum Condition”); and (B) the conditions set forth in Article 5 other than Section 5.1(d) and Section 5.1(e) (provided, that references to the “Measurement Time” in Article 5 shall be deemed to be references to the expiration of the Offer for that purpose); and (C) not be subject to any other condition.

(f) Expiration and Extension of the Offer. In the event of any Switch, each of the Company, Parent and Purchaser agree that:

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at 12:00 midnight, Eastern Time, on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Section 14d-1(g) (3) and Rule 14e-1(a) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 4.8(f) or anything to the contrary set forth in this Agreement, unless Parent receives the prior written consent of the Company (which may be granted or withheld in its sole discretion):

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or of the NYSE, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents;

(B) in the event that any of the conditions to the Offer (other than the Minimum Condition, and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (if such conditions would be satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived as of any then-scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of ten (10) Business Days each (or for such longer or shorter period as may be agreed by Parent and the Company) in order to permit the satisfaction or valid waiver of the conditions to the Offer (other than the Minimum Condition); and

(C) if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Condition, and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (if such conditions would be satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser may, and, at the request in writing of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days each (or for such longer or shorter period as may be agreed by Parent and the Company); provided, that in no event shall Purchaser or Parent be required to extend the expiration of the Offer more than two (2) times pursuant to this clause (C);

provided, however, that, notwithstanding anything to the contrary in this Agreement, (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the parties hereto to terminate this Agreement pursuant to the terms of Article 6 and (2) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the End Date.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than in accordance with the provisions of Section 4.8(f)(i) without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article 6, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(g) Court Filings. In the event of any Switch, each of the Company, Parent and Purchaser agrees:

(i) to (A) prepare and file with the Court, all documents, amendments and supplements required to be filed therewith or submitted thereto, (B) obtain the other’s approval as to the form and content of all such documents, amendments and supplements (which approval shall not be unreasonably withheld, conditioned or delayed), and (C) make any and all applications to, and initiate any and all appearances at, the Court, in each case, for the purpose of discontinuing the Scheme;

(ii) to allow the other a reasonable opportunity to review and comment on all such documents, amendments and supplements referred to in and accommodate all reasonable comments of the other on such documents, amendments and supplements; and

(iii) to use reasonable best efforts to, as promptly as reasonably practicable, discontinue any Court proceedings relating to the Scheme including ensuring: (i) the cancellation or indefinite postponement (as the case may be) of the Court Meeting and the Company Shareholders’ Meeting (if it has not already taken place); and (ii) that the resolutions of the Court Meeting and the Company Shareholders’ Meeting in respect of the Scheme are not put to a vote of the shareholders of the Company.

(h) Subject to any restrictions set forth in Chapter 3 of Part 28 of the Companies Act, as promptly as reasonably practicable and after the date on which the Offer becomes effective, and provided that the Purchaser has satisfied the conditions set forth in section 979(2) of the Companies Act, Purchaser shall effect a compulsory acquisition of the remaining Company Ordinary Shares tendered but not acquired by Purchaser pursuant to the Offer and, in connection with such compulsory acquisition, the Company shall provide reasonable assistance to Purchaser, without incurring material liability or expense.

Section 4.9 Employee Matters.

(a) Effective as of the Effective Time and during the one (1)-year period immediately following the Effective Time, Parent shall provide, or shall cause the Company to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Company or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”), (i) base compensation and target cash incentive compensation opportunities and equity and equity-based incentive compensation opportunities that, in each case, are no less favorable than (or, with respect to equity and equity-based incentive opportunities, materially similar to those that) were provided to the Company Employee immediately before the Effective Time (provided that Parent may elect to substitute cash incentive compensation opportunities of equivalent value for equity or equity-based compensation opportunities and the value of any equity or equity-based compensation opportunities to be matched hereunder shall be measured based on the annualized grant date value thereof for financial accounting purposes), and (ii) employee benefits (excluding equity or equity-based incentive compensation) that are substantially comparable in the aggregate to those provided to the Company Employee under the Company Benefit Plans immediately before the Effective Time. In addition, Parent shall provide, or shall cause the Company to provide, to each Company Employee whose employment is involuntarily terminated by the Company during the one (1)-year period following the Effective Time, severance benefits no less favorable than the severance benefits that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time and as set forth in Section 4.9(a) of the Company Disclosure Schedules (it being understood that this sentence does not limit the obligations of Parent or the Company to honor the terms of any Company Benefit Plan providing severance benefits).

(b) No later than March 15 of the year following the year in which the Effective Time occurs, Parent shall, or shall cause the Company to, pay to each Company Employee who, as of immediately prior to the Effective Time, participates in any bonus or incentive plans maintained by the Company with respect to the Company’s fiscal year (or such shorter performance period) during which the Closing occurs (the “Bonus Plans”) and who remains employed through December 31 of the year in which the Effective Time occurs or experiences a Qualifying Termination prior to December 31 of the year in which the Effective Time occurs, an incentive award under the Bonus Plans for such fiscal year (the “Closing Fiscal Year”) equal to the greater of (i) such employee’s incentive entitlement for the Closing Fiscal Year under the Bonus Plans based on the actual level of achievement of the applicable performance goals for the Closing Fiscal Year (with such determination of performance to exclude any costs relating to the Acquisition, as applicable), and (ii) such employee’s incentive entitlement for the Closing Fiscal Year under the Bonus Plans assuming target level performance is achieved. Without limiting the generality of the foregoing, in the event that the Effective Time has not occurred prior to January 1, 2023, annual bonuses for the Company’s 2022 fiscal year shall be determined by the Company Board (or an authorized committee thereof) in its sole discretion as if the Closing had occurred immediately prior to the conclusion of such fiscal year, and shall be paid immediately prior to the Effective Time (or, if earlier, at the Company’s election, at such time as they would be paid in the ordinary course of business). For purposes of this Section 4.9(b), “Qualifying Termination” means, with respect to participants in the Nielsen Holdings Plc Severance Policy for Section 16 Officers and United States-Based Senior Executives, “Qualifying Termination” as defined in such plan, and, for all other employees, “Qualifying Termination” as defined in the Nielsen Holdings Plc Amended and Restated United States Employee Severance Policy.

(c) Following the Closing Date, Parent shall, or shall cause the Company to, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans to the same extent recognized under the corresponding Company Benefit Plan; provided that such recognition of service shall not apply for purposes of benefit accrual under any Post-Closing Plan that is a defined benefit retirement plan, for any purpose under any Post-Closing Plan that is a retiree welfare arrangement, or to the extent that such recognition would result in duplication of benefits. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (i) use reasonable best efforts to cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(d) Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent’s obligations under this Section 4.9 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(e) Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(f) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) provided to employees of the Company or its Subsidiaries by the Company or its Subsidiaries pertaining to employment, compensation or benefits matters that reference this Agreement or the transactions contemplated by this Agreement shall be shared with Parent in advance of distribution, and the Company and its Subsidiaries shall consider, in good faith, any comments or advice that Parent provides within two (2) Business Days of receiving such notice or communication from the Company or its Subsidiaries.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Company or any Affiliate of Parent. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates, or (ii) subject to Parent’s obligations under Section 4.10, alter or limit the ability of Parent, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.9 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 4.10 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Purchaser and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Acquisition and the other transactions contemplated hereby as promptly as practicable, including (i) preparing and filing all filings, forms, registrations and notifications required to be filed to consummate the Acquisition and the other transactions contemplated hereby, (ii) using reasonable best efforts to satisfy the conditions to consummating the Acquisition and the other transactions contemplated hereby, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order, approval, waiver or exemption of or by any Governmental Entity (including furnishing all information and documentary material required under the HSR Act or any other Antitrust Law) required to be obtained or made by Parent, Purchaser, the Company or any of their respective Subsidiaries in connection with the Acquisition and the other transactions contemplated hereby or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the Acquisition and the other transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Acquisition and the other transactions contemplated hereby and work cooperatively in connection with obtaining all required consents, authorizations, expirations or terminations of a waiting period, permits, Orders, approvals, waivers or exemptions of or by any Governmental Entity undertaken pursuant to the provisions of this Section 4.10. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Subsidiaries with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Subsidiaries to, or correspondence with, a Governmental Entity in connection with this Agreement and the Acquisition and the other transactions contemplated hereby. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Acquisition and the other transactions contemplated hereby, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity. No party shall participate in any meeting, teleconference or videoconference with any Governmental Entity in connection with this Agreement and the Acquisition and the other transactions contemplated hereby unless, to the extent practicable under the circumstances, (i) it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, and (ii) gives the other parties the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 4.10(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 4.10, materials provided pursuant to this Section 4.10 may be redacted (i) to remove references concerning the valuation of the Company and the Acquisition, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c) Without limiting Sections 4.10(a) or 4.10(b), the Company and Parent shall make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Acquisition and the other transactions contemplated hereby under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Subsidiaries to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. In furtherance of the foregoing, the Company and Parent shall, as applicable, file their notification and report forms under the HSR Act no later than ten (10) Business Days after the date of this Agreement, and all other filings, forms, registrations and notifications (or drafts thereof in jurisdictions requiring a draft be submitted to the relevant Governmental Entity in advance of any formal or final filing, form, registration or notification) as required to obtain any approval or clearance as identified in Section 5.1(b) of the Company Disclosure Schedule no later than thirty (30) days after the date of this Agreement. In the event that the parties receive a request for additional information or documentary material pursuant to the HSR Act or any other Antitrust Law (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify substantial compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, in order to permit the satisfaction of the conditions set forth in Sections 5.1(a) and 5.1(b) so as to permit the Closing to occur as promptly as practicable and in any event before the End Date, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of, the Company and its Affiliates, (ii) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company or its Affiliates, and (iii) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Company or any of its Affiliates; provided, that any such agreement or action binding upon the Company or its Affiliates is conditioned upon the Closing, provided, further, that the Company shall not propose, negotiate, commit to or effect any such remedial actions described in this Section 4.10(d), or otherwise agree with a Governmental Entity with respect to the timing of the consummation of the transactions contemplated hereby without the prior written consent of Parent. For avoidance of doubt and for purposes of this Section 4.10(d), Parent and its Affiliates shall be deemed not to be Affiliates of the Company.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 4.10, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Acquisition or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company, Parent and Purchaser shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Acquisition or any such other transaction contemplated by this Agreement.

(f) Subject to Parent’s obligations under this Section 4.10, Parent shall direct and control all aspects of the strategy and process relating to the efforts to obtain the consents, authorizations, expirations or terminations of a waiting period, permits, Orders, approvals, waivers or exemptions of or by any Governmental Entity described in this Section 4.10, including any material communications with any Governmental Entity and any filing, investigation, legal proceeding or other inquiry relating thereto; provided, however, that Parent shall reasonably consult with the Company and in good faith consider its views regarding the strategy and process relating to such efforts.

Section 4.11 Public Announcements. The parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any other press release or making any other public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) so long as such statements are substantively consistent with (and do not add additional material information with respect to this Agreement and the transactions contemplated hereby to) previous statements made in compliance with this Agreement or (b) (after prior consultation, to the extent practicable in the circumstances, it being agreed that the party issuing the press release or public statement shall use commercially reasonable efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such press release or public statement) to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that the Company shall be permitted to issue press releases or make public announcements with respect to any Company Takeover Proposal or from and after a Company Adverse Recommendation Change without being required to consult with Parent to the extent such press release or public announcement does not violate Section 4.3.

Section 4.12 Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Company shall indemnify and hold harmless all past and present directors, officers and employees of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company or any of its Subsidiaries); provided that the Covered Person shall have made an undertaking to repay such amounts if it is ultimately determined that such Covered Person was not entitled to indemnification pursuant to this Section 4.12(a). Without limiting the foregoing, from and after the Effective Time, Parent and the Company shall indemnify and hold harmless (subject to the proviso to the immediately preceding sentence) the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in, and the approval of, this Agreement, the Scheme and the consummation of the transactions contemplated hereby. From and after the Effective Time, Parent and the Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 4.12(a) in accordance with the procedures (if any) set forth in the Company Articles of Associations, the certificate or articles of incorporation and bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such Proceeding or investigation, Parent shall cooperate with the Covered Person in the defense of any such Proceeding or investigation. No Covered Person shall compromise or settle or agree to compromise or settle any Proceeding for which indemnification is being sought under this Section 4.12(a) unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed) and Parent and the Company shall not have any liability for any such compromise, settlement or arrangement effected without such written consent. In the event of any Proceeding that may be brought against some or all of the Company’s directors as of the date hereof in their capacities as such prior to Closing, Parent acknowledges and agrees that counsel for such directors in such Proceeding will not be changed following the Closing without the consent of the applicable directors.

(b) For not less than six (6) years from and after the Effective Time, the organizational documents of the Company and its Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Articles of Association or other applicable organizational documents. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 4.12(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or its Subsidiaries shall continue in full force and effect in accordance with their terms.

(c) For not less than six (6) years from and after the Effective Time, the Company shall, and Parent shall cause the Company to, maintain for the benefit of the directors and officers of the Company and its Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that, in satisfying its obligation under this Section 4.12(c), neither Parent nor the Company shall be obligated to pay aggregate annual premiums in excess of 300% of the amount paid for the policy year in effect immediately prior to the Effective Time (the “Maximum Premium”). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time, provided that it shall not be permitted to obtain such policies with a cost in excess of the Maximum Premium), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred at or prior to the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company shall, and Parent shall cause the Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.12.

(e) The obligations under this Section 4.12 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of this Section 4.12. In the event of any breach by the Company or Parent of this Section 4.12, the Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 4.12 as such fees are incurred, upon the written request of such Covered Person.

Section 4.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Ordinary Shares (including derivative securities with respect to Company Ordinary Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.14 Financing and Financing Cooperation.

(a) Parent and Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, advisable or proper to obtain the proceeds of the Financing contemplated by the Commitment Letters at or prior to the Effective Time on the terms (including, as necessary, the flex provisions contained in any related fee letters) and conditions described in the Commitment Letters, including by: (i) maintaining in effect the Commitment Letters and any Definitive Debt Financing Agreements and complying with its obligations thereunder; (ii) negotiating and entering into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including, if necessary, any flex provisions contained in any related fee letters) (the “Definitive Debt Financing Agreements”); and (iii) satisfying on a timely basis all conditions, within the control of Parent and Purchaser, to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt Financing Agreements and complying with their obligations thereunder. Each of Parent and Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letters and Definitive Debt Financing Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in any Commitment Letters or the Definitive Debt Financing Agreements (other than the consummation of the Acquisition and those conditions that by their nature are to be satisfied on the Closing Date or, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, each of Parent and Purchaser shall cause the Financing Parties and Equity Investors party thereto to comply with their respective obligations thereunder, including to fund the Financing and to pay related fees and expenses on the Closing Date. Parent shall keep the Company informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing and shall give the Company prompt notice of (x) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, an adverse impact on the Financing contemplated by the Commitment Letters and (y) any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or Definitive Debt Financing Agreements of which Parent or Purchaser has become aware and shall deliver to the Company copies of any written notice or other written communication from any Financing Party, Equity Investor or other financing source of any such actual or threatened breach, default, cancellation, termination or repudiation.

(b) Prior to the Effective Time, Parent and Purchaser shall not, and Parent shall not permit Purchaser to, without the Company’s prior written consent: (i) agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any provision under, the Commitment Letters or Definitive Debt Financing Agreements; provided that Parent and Purchaser may, without the Company’s prior written consent, (A) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letters or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (x) reduce the amount of the Financing contemplated by the Commitment Letters (taken as a whole, and giving effect to any concurrent increase in the amount of commitments under the Equity Commitment Letters) below the amount necessary to pay the Acquisition Amounts, (y) adversely affect the ability of Parent and/or Purchaser to enforce its rights against any other party to the Commitment Letters or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent and/or Purchaser to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (z) prevent, delay or impede the consummation of the Acquisition, the Financing or the other transactions contemplated by this Agreement; and (B) amend, replace, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, delay or impede the consummation of the Acquisition, the Debt Financing or the other transactions contemplated by this Agreement, but only, with respect to the foregoing clauses (A) and (B), to the extent doing so would not impose new or additional conditions or expand any existing condition to the amount, receipt or availability of the Financing (any amendment, replacement, supplement or other modification that is prohibited by this Section 4.14(b) without the Company’s prior written consent, a “Prohibited Modification”); or (ii) terminate the Commitment Letters or the Definitive Debt Financing Agreements. Upon any such amendment, replacement, supplement modification or waiver, the term “Debt Commitment Letter”, “Equity Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter, Equity Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification and/or such waiver of any provision of the Debt Commitment Letter, Equity Commitment Letter and/or Definitive Debt Agreements.

(c) If all or any portion of the Debt Financing becomes unavailable, or any of the Debt Commitment Letter or Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall (i) use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing with terms and conditions that, in the aggregate, when taken as a whole, are not materially less favorable, in the aggregate, to Parent, Purchaser and their Affiliates than the terms and conditions (taken as a whole) in the applicable Debt Commitment Letter as of the date hereof (after giving effect to the flex provisions therein or in any related fee letters and including with respect to funding and timing of funding) in an amount sufficient to consummate the transactions contemplated by this Agreement and pay the Acquisition Amounts and which does not include any Prohibited Modification including conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Commitment Letters as of the date hereof, provided that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required to (x) pay or incur materially more (taken as a whole) fees, original issue discounts or pricing relative to the pricing or fee terms of the applicable Debt Commitment Letter, as in effect on the date hereof, taking into account any flex terms or (y) seek equity financing from any Person other than the Equity Investors or in an amount in excess of the Equity Financing contemplated by the Equity Commitment Letters as of the date hereof or on terms and conditions that, in the aggregate, when taken as a whole, are not materially less favorable to Parent than the terms and conditions (taken as a whole) in the Equity Commitment Letters as of the date hereof and (ii) promptly notify the Company of such unavailability and the reason therefor. In furtherance of and not in limitation of the foregoing, in the event that (A) any portion of the Debt Financing structured as high yield financing is unavailable, regardless of the reason therefor, (B) all conditions contained in Section 5.1 and Section 5.2 shall be satisfied or waived (other than (x) the conditions set forth in Section 5.1(a) (to the extent tested as of immediately prior to the Closing), Section 5.1(d) and Section 5.1(e) and any such conditions that by their nature are to be satisfied at the Measurement Time, but subject to the satisfaction or waiver of such conditions at the Measurement Time, and (y) those conditions the failure of which to be satisfied is attributable to a breach by either of Parent or Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) and (C) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 4.14(c)) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then Parent or Purchaser, as applicable, shall cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the high yield financing. In the event any alternative financing is obtained in accordance with this Section 4.14(c) (“Alternative Financing”), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one (1) or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Commitment Letter and the Definitive Debt Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 4.14 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing.

(d) The Company shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Parent in writing in connection with the Debt Financing and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letter, including by using reasonable best efforts to:

(i) upon reasonable prior written notice cause the participation by appropriate and applicable senior management of the Company in a reasonable number of meetings, presentations, roadshows, conference calls, drafting sessions, due diligence sessions (including accounting due diligence sessions) and meetings with prospective lenders upon reasonable prior written notice (but not more than six primary bank meetings), and ratings agencies, in each case, which may be, at the Company’s option, on a telephonic or videoconference basis;

(ii) prior to the end of the Marketing Period, provide reasonable and customary assistance to Parent in the preparation of customary bank books, confidential information memoranda, offering memoranda, private placement memoranda, lender presentations and rating agency presentations and other customary documents reasonably requested in writing in connection with the Debt Financing (including any Alternative Financing with respect to the Debt Financing), including assistance to Parent in the preparation of “public side” versions thereof and assisting Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing; provided that none of the foregoing shall be issued by the Company or its Subsidiaries;

(iii) furnish to Parent the Company Required Financial Information and, as it relates to any high yield debt securities issued on a “Rule 144A for life” basis, such other pertinent customary financial and other customary information regarding the Company and its Subsidiaries as reasonably requested by Parent or Purchaser, and any updates thereto as reasonably requested by such Persons and with information in response to reasonable due diligence requests, and otherwise cooperate with customary due diligence efforts, in connection with the placement of any high yield debt securities to be issued on a “Rule 144A for life” basis in connection with the Debt Financing, and execute (A) customary authorization letters to accompany the Company Required Financial Information provided by the Company regarding the material accuracy of the Company Required Financial Information provided by the Company and contained in the aforementioned marketing materials with respect to the Company and its Subsidiaries that have been reviewed and commented on by the Company and, with respect to any “public version” of the aforementioned marketing materials with respect to the Company and its Subsidiaries that have been reviewed and commented on by the Company, the lack of material non-public information with respect to the Company and its Subsidiaries therein and (B) customary management representation letters and CFO certificates with respect to the financial information included in the marketing materials for any debt offerings; provided, however, that, in each case, the Company shall only be obligated to deliver such financial statements and information to the extent they both (x) do not contain Excluded Information and (y) may be reasonably obtained from the books and records of the Company and its Subsidiaries without undue effort or expense;

(iv) provide reasonable and customary assistance to Parent in connection with the preparation of pro forma financial statements of the type and form customarily included in offering memoranda for high yield debt securities issued on a “Rule 144A for life” basis; provided, that (x) Parent shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the transactions contemplated by this Agreement, (y) the Company shall have no obligation to furnish any Excluded Information, and (z) the Company’s assistance shall relate solely to the financial information and data that can be reasonably obtained from the books and records of the Company and its Subsidiaries without undue effort or expense;

(v) furnish promptly, and in any event at least four Business Days prior to the Closing Date (to the extent requested at least nine Business Days prior to the Closing Date), all documentation and other information required under the Debt Commitment Letter to the extent required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, but in each case, solely as relating to the Company and its Subsidiaries to the extent such Subsidiaries shall be guarantors of the Debt Financing;

(vi) solely to the extent full draft and final copies of such documentation that are available have been provided to the Company and its attorneys, execute and deliver customary evidence of authority and customary officer’s certificates, in each case, that have been prepared by Parent and solely to the extent related to the Company and its Subsidiaries and solely as reasonably requested in writing by Parent or Purchaser; provided, however, that no officer or director of the Company or any of its Subsidiaries who is not remaining in such position following the Effective Time shall be obligated to execute any evidence, certificate or other document contemplated by this Section 4.14(d) in connection with the Debt Financing and no such evidence, certificate or other document shall be effective prior to Effective Time;

(vii) provide reasonable and customary assistance to Parent in the preparation and execution of the definitive documentation in connection with the Debt Financing, including executing and delivering by the Company and its Subsidiaries, effective only upon the Effective Time, of, or completing any schedules or other customary informational requirements relating to the Company and its Subsidiaries with respect to, any credit agreements, purchase agreements, indentures, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents contemplated by the Debt Financing, hedging agreements reasonably requested by Parent and otherwise facilitating the creation and perfection of the security interests in the collateral contemplated by the Debt Financing, provided that no such document or certificate or the creation or perfection of any security interest in any of the equity of or assets owned by the Company and its Subsidiaries shall be effective prior to Effective Time; and

(viii) facilitate customary cooperation and assistance of the Company’s auditors to (A) provide customary comfort letters (including customary “negative assurance” comfort) with respect to historical financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis and (B) attend accounting due diligence sessions;

provided that notwithstanding the foregoing in this Section 4.14 or anything in Section 4.18, the Company, its Subsidiaries or any of its or their respective officers, employees, advisors and other Representatives shall have no obligation to provide or assist with (I) financial statements of the Company and / or any of its Subsidiaries (other than the financial statements included in the Company Required Financial Information), including information required by Rules 3-03(e), 3-05, 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X, Regulation S-K Item 302, (II) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Company Required Financial Information, (III) any information not reasonably available to the Company under its current reporting systems or consistently maintained in the ordinary course of business or for any period prior to January 1, 2020, (IV) any information to the extent that the provision thereof would violate applicable Law, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by the Company or any of its Subsidiaries, (V) pro forma financial statements, projections or other prospective information, (VI) any description of all or any portion of the Financing, any “description of notes” or “description of other indebtedness”, or other information customarily provided by the Financing Entities, any financing source, any party to a Commitment Letter or their respective counsel, (VII) projections, risk factors (other than risk factors relating solely to the business and operations of the Company or any of its Subsidiaries) or other forward-looking statements solely relating to all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure, (VIII) information regarding affiliate transactions that may exist following consummation of the Acquisition or the other transactions contemplated by this Agreement, (IX) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, (X) information only necessary for the Parent’s preparation of any projected or forward-looking financial statements or information, in each case, other than such information that can be reasonably obtained from the books and records of the Company and its Subsidiaries without undue effort or expense, (XI) any information concerning or involving only Persons other than the Company and its Subsidiaries, (XII) segment financial information, (XIII) Compensation Discussion and Analysis or other information required by Regulation S-K Item 10, 402 and 601 (XIV) the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A including Item 404 or Regulation S-K, and (XV) other information customarily excluded from an offering memorandum used for an offering of “private for life” high yield debt securities pursuant to Rule 144A (such information and materials in clauses (I)-(XV) of this proviso, the “Excluded Information”). In addition, notwithstanding anything in this Section 4.14 or Section 4.18 to the contrary, in fulfilling its obligations pursuant to this Section 4.14 and Section 4.18, other than the Parent Cost Exceptions, (i) none of the Company, its Subsidiaries or its or their respective officers, directors, employees and agents or other Representatives shall be required to (A) pass resolutions or consents or approve or authorize the execution of the Debt Financing or the Definitive Debt Financing Agreements or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is not contingent on, or that would be effective prior to, the occurrence of the Effective Time (other than with respect to customary authorization letters provided under Section 4.14(d)(iii) with respect to information provided by the Company under Section 4.14(d)(ii) above but subject to the proviso set forth therein); provided that officers and directors who are not expected to hold their offices or directorships from and after the Effective

Time shall in any case not be required to execute any certification, document, instrument, or agreement, or take any other action contemplated by this clause (A), (B) pay any commitment or other fee or incur any other expense, liability or obligation (other than the obligations expressly contemplated by this Section 4.14 and indemnified pursuant hereto), provide any security or (except to the extent contingent upon the occurrence of the Effective Time) incur any Liability or obligation in connection with the Debt Financing or any other financing, (C) take or permit the taking of any action that could reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Articles of Association or the organizational documents of any Subsidiary of the Company, or any applicable Law, this Agreement or other material contracts of the Company or any of its Subsidiaries, (D) execute or deliver any legal opinion (other than, to the extent required by Section 4.18 in connection with the entry into a Company Supplemental Indenture, a Company Opinion of Counsel if the trustee under the applicable Indenture that the Company Supplemental Indenture amends requires an opinion of counsel to the Company), (E) provide any cooperation that, in the opinion of the Company, would be reasonably likely to unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (F) provide access to or disclose information that the Company reasonably determines would be reasonably likely to jeopardize any attorney-client privilege of the Company or its Affiliates, (G) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, or (H) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; and (ii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 4.14 and Section 4.18 (including reasonable attorneys’ fees), other than with respect to the preparation of the Company Required Financial Information (the “Reimbursement Obligations”). Nothing contained in this Section 4.14 or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Debt Financing. The parties hereto acknowledge and agree that the provisions contained in this Section 4.14(d) and in Section 4.18 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent and/or Purchaser with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the exhibits and schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 4.14(d) or Section 4.18 shall not be considered in determining the satisfaction of the condition set forth in Section 5.3(b), unless such breach is the primary cause of Parent or Purchaser being unable to obtain the proceeds of the Debt Financing at the Effective Time. Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by any of them in connection with the Financing or any other financing (including the arrangement thereof) and any information used in connection therewith (other than with respect to the Company Required Financial Information), in each case, (1) other than to the extent any such costs, expenses, losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities are determined by a court of competent jurisdiction in a final and non-appealable judgment to directly arise as a result of bad faith, willful misconduct, fraud or gross negligence of the Company, such Subsidiary or such Representative thereof, and (2) other than (x) costs and expenses incurred in connection with the preparation of historical financial statements in (and at the similar times as previously prepared in) the ordinary course of business and (y) any other ordinary course amounts that would have been incurred in connection with the transactions contemplated hereby entirely and completely regardless of (A) any debt financing established in connection herewith and (B) any requirements or actions under this Section 4.14 or Section 4.18 (collectively, the “Parent Cost Exceptions”).

(e) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 4.14 and Section 4.18 shall be kept confidential and otherwise treated in accordance with Section 4.2(c), the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Parties, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter or other customary confidentiality undertakings in the context of customary syndication practices from Financing Parties not party to the Debt Commitment Letter). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

(f) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of Parent’s or Purchaser’s obligations hereunder.

Section 4.15 Transaction Litigation. Each party shall promptly (and in any event, within two (2) Business Days) notify the other parties hereto in writing of any shareholder litigation or other litigation or Proceeding brought or threatened in writing against it or its directors or executive officers or other Representatives relating to this Agreement, the Acquisition and/or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information relating to such litigation or Proceeding as may be reasonably requested). Each party shall, subject to the preservation of privilege and confidential information, provide the other parties hereto the opportunity to participate in (but not control) the defense or settlement of any shareholder litigation or other litigation or Proceeding against it and/or its directors or executive officers or other Representatives relating to this Agreement, the Acquisition or the other transactions contemplated by this Agreement and shall give due consideration to such other parties’ advice with respect to such litigation or Proceeding. No party shall cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or Proceeding commenced without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 4.16 European Works Council Consultation.

(a) As promptly as reasonably practicable after the date hereof, the Company shall request its European works council (the “European Works Council”) to render its non-binding opinion on the impact of the transactions contemplated by this Agreement on the Company’s operations and its employees (the “European Works Council Consultation”).

(b) The Company shall have fulfilled its obligations pursuant to this Section 4.16 if a request for opinion is sent on behalf of the Company to the European Works Council, explaining inter alia the rationale of the transactions contemplated hereby and its impact on the Company Employees covered by the European Works Council (including the number and level of employees impacted and the anticipated Closing Date) and:

(i) the European Works Council fails to give an opinion within the requested time limit (which is to be a reasonable timeframe), in which case the European Works Council will be deemed to have been consulted in accordance with the applicable legal provisions; or

(ii) the European Works Council gives an opinion within the requested time limit, in which case the opinion of the European Works Council shall be considered in good faith by the parties hereto as set forth in this Section 4.16, but shall not be legally binding on the parties hereto and, if negative, shall not prevent the parties hereto from consummating the transactions contemplated hereby, with such adjustments, if any, as they consider appropriate after considering such opinion in good faith.

(c) In relation to the process of the European Works Council Consultation:

(i) no party shall make, propose or accept any commitment, condition, obligation, requirement, undertaking or modification in connection with the European Works Council Consultation (each, a “Commitment”), which could materially and adversely affect or materially prejudice the financial, legal or other position of the other party, including such party’s Affiliates, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); and

(ii) each party shall promptly provide all information and assistance reasonably required by the other party and its Affiliates in relation to the European Works Council Consultation, including providing information on the consequences of the transactions contemplated hereby.

(d) If the European Works Council Consultation results in an opinion of the European Works Council which rejects the contemplated decision (voorgenomen besluit) to consummate the transactions contemplated hereby, the parties hereto shall discuss in good faith whether and to what extent the transactions contemplated hereby can be altered to accommodate the European Works Council’s advice or concerns; provided that nothing in this Section 4.16(d) shall constitute an obligation on the part of either party to agree to any Commitments in order to accommodate such advice or concerns.

(e) Following the conclusion of the parties’ discussions pursuant to Section 4.16(d), the Company shall cause The Nielsen Company B.V. to inform the European Works Council in writing of its resolution in respect of the opinion and the transactions contemplated hereby.

Section 4.17 Local Information and Consultation Obligations. The Company shall comply, and shall procure that each of its Subsidiaries shall comply, to the satisfaction of Parent (acting reasonably and in good faith), with all obligations in relation to any legally required information and consultation procedure with any local or national works councils, unions or employee representative bodies (including under any collective bargaining agreements) in connection with this Agreement and the transactions contemplated hereunder.

Section 4.18 Treatment of Company Debt.

(a) The Company shall, and shall cause its Subsidiaries to, following receipt of a written request from Parent to do so, use reasonable best efforts to obtain the Company Payoff Letter (for the avoidance of doubt, in accordance with the definition thereof) and shall use reasonable best efforts to deliver all material notices in connection therewith and to take all other actions reasonably requested by Parent that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under the Company Credit Agreement, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of any guarantees provided in connection therewith as of the Effective Time, each of which shall be expressly conditioned on the Closing (collectively, a “Credit Agreement Termination”). The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide to Parent not later than five Business Days prior to the Closing Date a draft Company Payoff Letter and related payoff and lien release documentation for the Company Credit Agreement. Notwithstanding anything herein to the contrary, (x) in no event shall this Section 4.18(a) require the Company or any of its Subsidiaries to cause a Credit Agreement Termination to be effective unless and until the Effective Time has occurred and (y) Parent shall have provided or caused to be provided to the Company funds in an amount sufficient to (i) pay in full all obligations under the Company Credit Agreement, other than indemnities and other contingent obligations not then due and payable and as to which no claim has been made, as of the Effective Time (and the daily accrual thereafter) and (ii) cash collateralize all Letters of Credit (as defined in the Company Credit Agreement) in accordance with the terms of the Company Credit Agreement or has made other arrangements satisfactory to Lenders (as defined in the Company Credit Agreement) and the L/C Issuers (as defined in the Company Credit Agreement) with respect thereto.

(b) If Parent so elects, the Company shall use reasonable best efforts to take all actions reasonably requested by Parent in writing that are required by the Indenture to be performed by the Company prior to the Effective Time to effect the redemption and/or satisfaction and discharge of the Company Notes in accordance with the applicable provisions of the Indenture upon or after the Effective Time. The Company shall provide such assistance reasonably requested by Parent in connection with obtaining the execution of any instruments by the other parties required to execute such instruments described in this Section 4.18(b) and otherwise use reasonable best efforts to take any other actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith.

(c) If requested by Parent in writing, the Company shall use reasonable best efforts to reasonably cooperate with Parent, prior to the Effective Time, to, with respect to the Company Notes and the related Indentures, (i) commence any of (1) one or more offers to purchase any or all of the outstanding series of Company Notes for cash (including any “change of control” offer) (the “Offers to Purchase”) or (2) one or more offers to exchange any or all of the outstanding Company Notes for securities issued by Parent (the “Offers to Exchange”) and (ii) conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to such Indenture (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that (x) any such transaction shall be funded using consideration provided by Parent and the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be retained by Parent and their fees and out-of-pocket expenses will be paid directly by Parent, (y) Parent shall be responsible for all other liabilities incurred by the Company or any of its Subsidiaries in connection with any Company Notes Offers and Consent Solicitations, and (z) no Company Notes Offers and Consent Solicitations shall be consummated prior to Effective Time and the closing of any Company Notes Offers and Consent Solicitations shall be expressly conditioned on the occurrence of the Effective Time; provided, further that neither the Company nor counsel for the Company shall be required to furnish any legal opinions (other than legal opinions, to the extent required by this Section 4.18 in connection with the entry into a Company Supplemental Indenture, a Company Opinion of Counsel if the trustee under the applicable Indenture that the Company Supplemental Indenture amends requires an opinion of counsel to the Company), or negative assurance letters in connection with any Company Note Offer, Offer to Purchase or Consent Solicitation. Any Company Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by Parent, are reasonably acceptable to the Company and are permitted or required by the terms of such Company Notes, the applicable Indenture and applicable Laws, including SEC rules and regulations. Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute supplemental indentures to the applicable Indenture in accordance with the terms thereof (each, a “Company Supplemental Indenture”) amending the terms and provisions of such Indenture in a form as reasonably requested by Parent and reasonably acceptable to the Company, which Company Supplemental Indentures shall not become effective until the Effective Time. The Company shall promptly, upon the reasonable request of Parent, provide reasonable assistance and cooperation in connection with any Company Note Offers and Consent Solicitations (including requesting, and using reasonable best efforts to cause, (i) the Company’s independent accountants (and certified independent auditors of any company recently acquired or whose acquisition by the Company is pending of whose financial statements would be required to be included in order for a registration statement filed by the Company to be declared effective) to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations and (ii) to furnish any customary certificates to the extent such certificates would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered in connection with the Company Note Offers and Consent Solicitations; provided that neither the Company nor counsel for the Company shall be required to (x) furnish any legal opinions in connection with the Company Note Offers and Consent Solicitations (other than in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall use commercially reasonable efforts to cause counsel for the Company to deliver customary legal opinions to the trustee under the applicable Indenture in the form required by Section 9.02 and Section 7.02, as applicable, of the applicable Indenture (a “Company Opinion of Counsel”), if the trustee under the applicable Indenture that the Company Supplemental Indenture amended requires an opinion of counsel to the Company thereunder, to the extent such Opinion of Counsel would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent and reasonably acceptable to the Company. The parties acknowledge and agree that the inability to make or complete any such Company Note Offers and Consent Solicitations shall not delay the Closing or relieve Parent or Purchaser from their obligations to consummate the Acquisition as required under this Agreement. Parent shall (i) provide the Company with any documentation related to any Company Note Offers and Consent Solicitations a reasonable period of time in advance of Parent’s commencement of any such Company Note Offers and Consent Solicitations to give the Company and its representatives a reasonable opportunity to review and comment on such documentation and (ii) consult with the Company regarding the timing and commencement of any Company Note Offers and Consent Solicitations in light of the regular financial reporting schedule of the Company and any requirements of Law. To the extent that the provisions of any of the applicable Company Notes, the applicable Indenture governing the terms of such Company Notes or applicable Law conflict with this Section 4.18, the Company and its Subsidiaries shall comply with such Company Notes, such Indenture and such applicable Law and shall not be deemed to have breached their obligations under this Agreement as a result of such compliance. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing.

(d) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required pursuant to this Section 4.18 to (i) execute and deliver any document, instrument or agreement (or cause any document, instrument or agreement to be executed or delivered), or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is not contingent on, or that would be effective prior to, the occurrence of the Effective Time or that would otherwise be excluded pursuant to the proviso to Section 4.14(d) (other than applicable Company Supplemental Indentures and officer’s certificates required pursuant to Section 4.18(c)) or (ii) to pay any fee or incur any other expense, liability or obligation (other than the obligations expressly contemplated by this Section 4.18 and indemnified pursuant hereto).

(e) Parent and Purchaser shall promptly reimburse the Company upon demand for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ and accountants’ or auditors’ fees) actually incurred by the Company or any of its Subsidiaries as a result of any actions taken by the Company or its Subsidiaries with respect to its obligations under this Section 4.18 (including any Company Note Offers and Consent Solicitations) (other than the Parent Cost Exceptions) and shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by any of them in connection with the foregoing and any information used in connection therewith, in each case, other than with respect to the Parent Cost Exceptions.

ARTICLE 5

CONDITIONS TO THE ACQUISITION

Section 5.1 Conditions to Each Party’s Obligation to Effect the Acquisition. The respective obligations of each party to effect the Acquisition shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law; provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Measurement Time of the following conditions (other than (i) the condition set forth in subclause (a), which shall be satisfied at the Measurement Time and immediately prior to the Closing, and (ii) the conditions set forth in subclause (d) and (e), which shall be satisfied prior to (or in the case of the condition set forth in subclause (e), substantially concurrently with) the Effective Time):

(a) No injunction or other Order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Acquisition.

(b) (i) All waiting periods applicable to the Acquisition under the HSR Act shall have expired or been terminated and (ii) all other filings, notices, approvals and clearances identified in Section 5.1(b)(ii)(1) of the Company Disclosure Schedule shall have been obtained or shall have occurred; provided, that Section 5.1(b)(ii)(1) of the Company Disclosure Schedule shall be deemed updated to include such additional filings, notices, approvals, and clearances from the list set forth on Section 5.1(b)(ii)(2) of the Company Disclosure Schedule unless otherwise agreed in good faith by Parent and the Company within 10 days following the date of this Agreement.

(c) The Company Shareholder Approval shall have been obtained.

(d) The Court Sanction shall have been obtained.

(e) A copy of the Court Order shall have been duly delivered to Companies House and reasonable evidence of the same (taking into account applicable Companies House delivery protocols and regulations at the relevant time) having been given to the Parent and Purchaser.

Section 5.2 Conditions to Obligation of the Company to Effect the Acquisition. The obligation of the Company to effect the Acquisition is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Measurement Time of the following conditions:

(a) (i) The representations and warranties of Parent and Purchaser set forth in Article 3 that are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date hereof and at and as of the Measurement Time as though made at and as of the Measurement Time; and (ii) the representations and warranties of Parent and Purchaser set forth in Article 3 that are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct (in each case, without giving effect to any materiality or similar qualifiers) at and as of the date hereof and at and as of the Measurement Time as though made at and as of the Measurement Time, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in the foregoing clause (i) or (ii), as applicable) only as of such date or period.

(b) Parent and Purchaser shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Measurement Time.

(c) Parent and Purchaser each shall have delivered to the Company a certificate, dated as of the date of the Measurement Time and signed by a duly authorized signatory of each of Parent and Purchaser, certifying to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) for each of Parent and Purchaser, respectively, have been satisfied.

Section 5.3 Conditions to Obligation of Parent and Purchaser to Effect the Acquisition. The obligation of Parent and Purchaser to effect the Acquisition is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Measurement Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Article 2 that are qualified by a “Material Adverse Effect” qualification, including the representations and warranties of the Company set forth in Section 2.10(c), shall be true and correct in all respects as so qualified at and as of the date hereof and at and as of the Measurement Time as though made at and as of the Measurement Time; (ii) other than Section 2.1, Section 2.2(a), Section 2.2(b), Section 2.3(a), the last two sentences of Section 2.3(b) and Section 2.22, the representations and warranties of the Company set forth in Article 2 that are not qualified by a “Material Adverse Effect” qualification shall be true and correct (in each case, without giving effect to any materiality or similar qualifiers) at and as of the date hereof and at and as of the Measurement Time as though made at and as of the Measurement Time, except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) the representations and warranties of the Company set forth in Section 2.1, Section 2.2(a), Section 2.2(b), Section 2.3(a), the last two sentences of Section 2.3(b) and Section 2.22 shall be true and correct in all material respects (or, in the case of Section 2.2(a) and Section 2.2(b), in all respects except for de minimis inaccuracies) at and as of the date hereof and at and as of the Measurement Time as though made at and as of the Measurement Time; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in the foregoing clause (i), (ii) or (iii), as applicable) only as of such date or period.

(b) The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Measurement Time.

(c) The Company shall have delivered to Parent a certificate, dated as of the date of the Measurement Time and signed by a duly authorized executive officer of the Company, certifying to the effect that the conditions set forth in Sections 5.3(a) and 5.3(b) have been satisfied.

Section 5.4 Cooperation Regarding Certain Conditions. In the event that the condition set forth in Section 5.1(a) has not been satisfied immediately prior to the Closing, the parties shall discuss in good faith the action to be taken, taking into consideration the nature of the relevant injunction or other Order or Law.

ARTICLE 6

TERMINATION

Section 6.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned:

(a) at any time prior to the Effective Time (unless otherwise specified below)

(i) by the mutual written consent of the Company and Parent;

(ii) by either the Company or Parent, if the conditions set out in Section 5.1 shall not have been satisfied or waived at or prior to 11:59 p.m. London Time, on September 28, 2022 (the “End Date”); provided, however, that (x) if the Marketing Period has commenced but not yet been completed as of the close of business on the third (3rd) Business Day immediately prior to the End Date, the End Date shall be automatically extended until three (3) Business Days after the final day of the Marketing Period; (y) the End Date shall automatically be extended (A) to December 28, 2022 if the conditions set forth in Section 5.1(a) (if the Order or Law relates to Antitrust Laws) and/or Section 5.1(b) shall not have been satisfied as of the close of business on the third (3rd) Business Day immediately prior to September 28, 2022 (and the other conditions set forth in Article 5 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Measurement Time, provided such conditions shall then be capable of being satisfied, and those conditions set forth in Section 5.1(d) and Section 5.1(e))), and (B) to March 28, 2023 if the conditions set forth in Section 5.1(a) (if the Order or Law relates to Antitrust Laws) and/or Section 5.1(b) shall not have been satisfied as of the close of business on the third (3rd) Business Day immediately prior to December 28, 2022 (and the other conditions set forth in Article 5 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Measurement Time, provided such conditions shall then be capable of being satisfied, and those conditions set forth in Section 5.1(d) and Section 5.1(e))); and (z) in the event of the occurrence of any Technical Revision or Switch, the End Date shall be the later of September 28, 2022 and the date that is four (4) calendar months after the Technical Revision or the Switch (as applicable); provided that any extension to the End Date shall not in any circumstances extend beyond March 28, 2023 (it being agreed that, in the case of any extension pursuant to the preceding clauses (x), (y) or (z), any reference to the End Date in any provision of this Agreement shall be deemed to be a reference to the End Date as so extended); provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(a)(ii) shall not be available to a party if the failure of the Acquisition to be consummated by such date resulted from the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(iii) by either the Company or Parent, if an Order by a Governmental Entity of competent jurisdiction in any jurisdiction shall have been issued (including, for the avoidance of doubt, a denial of the Court Sanction) permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(a)(iii) shall not be available to a party if such Order resulted from the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(iv) by either the Company or Parent, if the Court Meeting or the Company Shareholders’ Meeting (as either may be adjourned or postponed) at which a vote on the applicable matters comprising the Company Shareholder Approval was taken shall have concluded and the applicable Company Shareholder Approval shall not have been obtained; or

(v) by either Parent or Purchaser in accordance with Section 4.7;

(b) at any time prior to obtaining the Court Sanction:

(i) by the Company, if Parent or Purchaser shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur as of the Measurement Time, would result in a failure of a condition set forth in Section 5.2(a) or 5.2(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following written notice from the Company to Parent of such breach, inaccuracy or failure to perform; provided, that the Company is not then in material breach of any representation, warranty, agreement or covenant set forth in this Agreement;

(ii) by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur as of the Measurement Time, would result in a failure of a condition set forth in Section 5.3(a) or 5.3(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following written notice from Parent to the Company of such breach, inaccuracy or failure to perform; provided, that Parent or Purchaser is not then in material breach of any representation, warranty, agreement or covenant set forth in this Agreement;

(iii) by Parent in the event of a Company Adverse Recommendation Change;

(c) by the Company, prior to obtaining the Company Shareholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company has complied in all material respects with Section 4.3 and (ii) immediately prior to or substantially concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee in accordance with Section 6.3; and

(d) by the Company, if (i) all of the conditions set forth in Sections 5.1 and 5.3 (other than (x) those conditions that by their nature are to be satisfied at the Measurement Time, but which conditions would have been satisfied if the Measurement Time were to occur on such date, and (y) Section 5.1(a) (to the extent tested as of immediately prior to the Closing), Section 5.1(d) and Section 5.1(e)) shall have been satisfied or (to the extent permissible under applicable Law) waived, (ii) Parent and Purchaser have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the Company has provided irrevocable and unconditional notice to Parent five (5) Business Days prior to such termination that (A) it is ready, willing and able to consummate the Closing and (B) solely for purposes of consummating the Closing, all conditions set forth in Section 5.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Measurement Time, but which conditions would have been satisfied if the Measurement Time were to occur on such date) or that it is willing to waive any unsatisfied conditions set forth in Section 5.2 in order to consummate the Closing and (iv) Parent and Purchaser fail to consummate the Acquisition within five (5) Business Days after delivery of the notice described in the preceding clause (iii); provided that if the extension of the Closing Date pursuant to this Section 6.1(d) would cause the Closing to occur after the End Date, the End Date shall be automatically extended to be the Business Day next following the Closing Date.

Section 6.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.1, this Agreement shall terminate (except that the Confidentiality Agreement, the Limited Guarantees, the Reimbursement Obligations, the final sentence of Section 4.14(d), Section 4.18(e), this Section 6.2, Section 6.3 and Article 7 shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Purchaser, on the other hand, to the other except as provided in the Reimbursement Obligations, the final sentence of Section 4.14(d), Section 4.18(e), this Section 6.2 and Section 6.3; provided that nothing herein shall relieve any party hereto from Liability for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination, in which case, the aggrieved party shall be entitled to all rights and remedies available at law or in equity. Notwithstanding anything else in this Agreement to the contrary, (a) in no event will the Parent Related Parties, collectively, have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) in the aggregate in excess of the Maximum Liability Amount and (b) in no event will the Company Related Parties, collectively, have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) in the aggregate in excess of the Maximum Liability Amount, in each case subject in all respects to the limitations set forth in Section 6.3(g).

Section 6.3 Termination Fees.

(a) Company Termination Fee. If (i) this Agreement is terminated by the Company pursuant to Section 6.1(c), (ii) this Agreement is terminated by Parent pursuant to Section 6.1(b)(iii) or (iii) (A) after the date of this Agreement, a Company Takeover Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Takeover Proposal”) (a “Qualifying Transaction”) shall have been publicly made and not withdrawn at least two (2) Business Days prior to the Company Shareholders’ Meeting (or any adjournment or postponement thereof), (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 6.1(a)(ii) (provided that in the case of a termination pursuant to Section 6.1(a)(ii), the Company Shareholder Approval has not been obtained) or Section 6.1(a)(iv) or by Parent pursuant to Section 6.1(b)(ii) due to the Company’s material breach of, or failure to materially perform or comply with, Section 4.3, Section 4.4, Section 4.5 or Section 4.6 that leads to or results in such Company Takeover Proposal and (C) at any time on or prior to the twelve (12)-month anniversary of such termination, the Company completes or enters into a definitive agreement with respect to a Qualifying Transaction, then the Company shall pay Parent the Company Termination Fee in immediately available funds (1) in the case of clause (i), prior to or substantially concurrently with such termination, (2) in the case of clause (ii), within two (2) Business Days after such termination or (3) in the case of clause (iii), within two (2) Business Days of such completion or entry into a definitive agreement with respect to such Qualifying Transaction. Notwithstanding anything to the contrary in this Agreement, if the Company Termination Fee shall become due and payable in accordance with this Section 6.3(a), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with this Section 6.3(a), the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in this Section 6.3. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Parent Termination Fee.

(i) If this Agreement is terminated by (i) the Company pursuant to Section 6.1(b)(i) or Section 6.1(d) or (ii) by the Company or Parent pursuant to Section 6.1(a)(ii) and at such time the Company could have terminated the Agreement pursuant to Section 6.1(b)(i) or Section 6.1(d) then Parent shall pay to the Company the Parent Financing Termination Fee in immediately available funds within two (2) Business Days of such termination.

(ii) Notwithstanding anything to the contrary in this Agreement, if the Parent Financing Termination Fee shall become due and payable in accordance with this Section 6.3(b), from and after such termination and payment of the Parent Financing Termination Fee in full pursuant to and in accordance with this Section 6.3(b), Parent and Purchaser shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in Section 6.2 and this Section 6.3. In no event shall Parent be required to pay the Parent Financing Termination Fee on more than one occasion.

(c) Each of the parties hereto acknowledges that neither the Company Termination Fee nor the Parent Financing Termination Fee is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the Parent Financing Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties acknowledge that the right of a party to receive the Company Termination Fee or the Parent Financing Termination Fee, as applicable, shall not limit or otherwise affect such party’s right to specific performance as provided in Section 7.5.

(d) The parties anticipate, and shall use commercially reasonable efforts to ensure, that neither the Company Termination Fee nor the Parent Financing Termination Fee (each, a “Termination Fee”) is, or will be, treated as consideration for a taxable supply for VAT purposes made by the party entitled to receive such Termination Fee or the representative member of its VAT group (the “Payee”) to the party required to pay such fee or the representative member of its VAT group (the “Payor”). If, however, any Termination Fee is determined by the relevant Taxing Authority to be in whole or part consideration for a taxable supply for VAT purposes, then such fee shall be inclusive of VAT and subject to adjustment as set out below:

(i) if the Termination Fee is determined by the relevant Taxing Authority to be in whole or part consideration for a taxable supply in respect of which the Payee (or, if applicable, any other member of its VAT group) is liable to account for VAT, then, to the extent that such VAT is recoverable by the Payor (or, if applicable, any other member of its VAT group) by repayment or credit from the relevant Taxing Authority, the amount of the Termination Fee shall be increased to an amount (inclusive of any VAT) to take account of such recoverable VAT such that the increased Termination Fee less any VAT recoverable in respect thereof equals the amount that the Termination Fee would have been in the absence of this Section 6.3(d); or

(ii) if the Termination Fee is determined by the relevant Taxing Authority to be in whole or part consideration for a taxable supply in respect of which the Payor (or, if applicable, any other member of its VAT group) is liable to account for VAT under a reverse charge mechanism, then, to the extent that such VAT is not recoverable by the Payor (or, if applicable, any other member of its VAT group) by repayment or credit from the relevant Taxing Authority, the amount of the Termination Fee shall be reduced (or part of the Termination Fee already paid reimbursed) to an amount (inclusive of any VAT) to take account of any such irrecoverable VAT (together with any related interest or penalties) in respect of such reverse charge VAT save to the extent that such interest or penalties arise as a result of the unreasonable delay or default of the Payor or relating to any period after the Payee has accounted to the Payor for any reduction in the Termination Fee pursuant to this Section 6.3(d)(ii) such that the aggregate of the reduced Termination Fee and any irrecoverable VAT in respect thereof (together with any such interest or penalties) equals the amount that the Termination Fee would have been in the absence of this Section 6.3(d).

(e) Any adjusting payments as may be required between the Payor and the Payee to give effect to Section 6.3(d) shall be made five (5) Business Days after the date on which the determination by the relevant Taxing Authority has been communicated to the party required to make the payment (together with such evidence of such determination as is reasonable in the circumstances to provide, and, where Section 6.3(d)(i) applies, together with the provision of a valid VAT invoice by the Payor) or, if later, five (5) Business Days after the VAT is recovered by the Payor (or, if applicable, any other member of its VAT group) in the case of Section 6.3(d)(i) or five (5) Business Days before the VAT is required to be accounted for by the Payor in the case of Section 6.3(d)(ii).

(f) Each of the parties hereto acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Purchaser would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner the Company Termination Fee or the Parent Financing Termination Fee, as applicable, then the Company shall pay to Parent or Parent shall pay to the Company, as applicable, (i) interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%) per annum and (ii) all of such other party’s reasonable documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such other party’s efforts to collect the Company Termination Fee or the Parent Financing Termination Fee, as applicable (the “Collection Fees and Expenses”).

(g) Sole and Exclusive Remedy.

(i) (A) If this Agreement is validly terminated pursuant to Section 6.1, and the Parent Financing Termination Fee shall become due and payable in accordance with Section 6.3(b), from and after such termination and payment of the Parent Financing Termination Fee in full pursuant to and in accordance with Section 6.3(b) (together with the payment of the Collection Fees and Expenses, the Reimbursement Obligations and Parent’s and Purchaser’s obligations under the final sentence of Section 4.14(d) and Section 4.18(e)), none of the Parent Related Parties will have any further Liability to any of (1) the Company and its Subsidiaries; and (2) the former, current and future equityholders, controlling persons, directors, officers, employees, agents, attorneys, Subsidiaries, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates (the Persons in clauses (1) and (2) collectively, the “Company Related Parties”) arising out of this Agreement for any matters forming the basis of such termination, and (B) in no event will any of the Company Related Parties obtain any monetary recovery or award in excess of an amount equal to sum of the Parent Financing Termination Fee, the Collection Fees and Expenses, the Reimbursement Obligations and Parent’s and Purchaser’s obligations under the final sentence of Section 4.14(d) and Section 4.18(e) (collectively, the “Maximum Liability Amount”) against (1) Parent, Purchaser or the Equity Investors or (2) the former, current and future equityholders, controlling persons, directors, officers, employees, agents, attorneys, financing sources, Financing Parties, Affiliates (other than Parent, Purchaser or the Equity Investors) members, managers, general or limited partners, stockholders and assignees of any of Parent, Purchaser or the Equity Investors (the Persons in clauses (1) and (2)

collectively, the “Parent Related Parties”), in each case other than as expressly set forth in this Article 6. Other than the Equity Investors’ Liabilities, obligations and agreements under the Limited Guarantees and the Equity Commitment Letters and other than the Liabilities, obligations and agreements of Parent and Purchaser under this Agreement, in no event will any Parent Related Party have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) to any Company Related Party arising out of this Agreement or the transactions contemplated hereby, including the Acquisition. Notwithstanding the foregoing, this Section 6.3(g)(i) will not relieve any party thereto from Liability with respect to the Confidentiality Agreements.

(ii) (A) If this Agreement is validly terminated pursuant to Section 6.1, and the Company Termination Fee shall become due and payable in accordance with Section 6.3(a), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with Section 6.3(a) (together with the payment of the Collection Fees and Expenses), none of the Company Related Parties will have any further Liability to any of Parent, Purchaser or the Equity Investors, or any of the other Parent Related Parties arising out of this Agreement for any matters forming the basis of such termination and (B) in no event will any of the Parent Related Parties obtain any monetary recovery or award in excess of the Maximum Liability Amount against the Company Related Parties, in each case other than as set expressly forth in this Article 6. Other than the Liabilities, obligations and agreements of the Company under this Agreement, in no event will any Company Related Party have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) to any Parent Related Party arising out of this Agreement or the transactions contemplated hereby, including the Acquisition. Notwithstanding the foregoing, this Section 6.3(g)(ii) will not relieve any party thereto from Liability with respect to the Confidentiality Agreements.

ARTICLE 7

MISCELLANEOUS

Section 7.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acquisition, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 7.2 Expenses; Transfer Taxes; FIRPTA Certificate.

(a) Except as otherwise provided in this Agreement (including in Section 4.14(d), Section 4.18(e) and Section 6.3), whether or not the Acquisition is consummated, all costs and expenses incurred in connection with the Acquisition, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided that Parent shall pay (i) all filing fees required under the HSR Act or other Antitrust Laws and (ii) all filing fees required to be paid to the SEC with respect to, and all printing and mailing costs for, the Proxy Statement.

(b) All transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Ordinary Shares pursuant to the Acquisition shall be borne by Parent or Purchaser and expressly shall not be a liability of holders of Company Ordinary Shares.

(c) The Parent, the Purchaser and the Company shall (at the Parent’s cost and expense) cooperate and use commercially reasonable endeavors to structure the Acquisition in a manner consistent with this Agreement so as to mitigate the cost of transfer, documentary, sales, use, stamp, registration and other such Taxes (the “Transfer Taxes”) imposed with respect to the transfer of Company Ordinary Shares pursuant to the Acquisition; provided that no action shall be required to be taken which would result in a liability for Transfer Taxes for the Company (unless the Parent or the Purchaser economically bears such Transfer Taxes) or any shareholder in the Company and provided further that nothing in this Section 7.2(c) shall require the Company to take or refrain from taking any steps or actions the effect of which may deter or prevent Company Ordinary Shares (x) being removed from DTC to the extent required for the purposes of attending and voting at the Court meeting or if otherwise requested by the beneficial owner or (y) being disabled in the DTC as from the Scheme Record Time in accordance with Section 1.4(c).

(d) On or prior to the Closing Date, if legally able to do so, the Company shall deliver to Parent a certification from (i) TNC (US) Holdings, Inc., (ii) Nielsen Sports America, LLC, and (iii) TVTY Inc., in each case pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer, together with a signed notice as contemplated by Treasury Regulation Section 1.897-2(h).

Section 7.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 7.4 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware, England or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided that the determination of whether the Scheme has been implemented in accordance with this Agreement and the interpretation of the duties of the directors of the Company Board shall be governed by and construed in accordance with the laws of England, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware, England or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than England.

(b) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of, relating to or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Court of Chancery, New Castle County, or only if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 7.7 or in any other manner permitted by law. Notwithstanding the foregoing, the Scheme and matters related to the sanction thereof shall be subject to the jurisdiction of the Court and any appellate courts therefrom.

Section 7.5 Specific Enforcement.

(a) The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts (in the order expressed in Section 7.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. In circumstances where Parent and Purchaser are obligated to consummate the Acquisition and the Acquisition has not been consummated, Parent and Purchaser expressly acknowledge and agree that the Company and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its shareholders, and that the Company on behalf of itself and its shareholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Purchaser’s obligations to consummate the Acquisition. The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its shareholders. If any party hereto brings any claim, action, suit or proceeding to enforce specifically the performance of this Agreement, the End Date shall automatically be extended by the amount of time during which such claim, action, suit or proceeding (including any appeals with respect thereto) is pending, plus twenty (20) Business Days or such other time period established by the Chosen Court presiding over such claim, action, suit or proceeding.

(b) Notwithstanding Section 7.5(a) or anything else to the contrary in this Agreement, the Company shall not be entitled to seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Acquisition unless (i) all of the conditions set forth in Sections 5.1 and 5.3 (other than (x) those conditions that by their nature are to be satisfied at the Measurement Time, (y) Section 5.1(a) (to the extent tested as of immediately prior to the Closing), Section 5.1(d) and Section 5.1(e) or (z) those conditions the failure of which to be satisfied is caused by a breach by Parent or Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) shall have been satisfied (or are capable of being satisfied at the Measurement Time) or (to the extent permissible under applicable Law) waived, (ii) the full amount of the Debt Financing has been funded or would be funded at the Closing, (iii) Parent and Purchaser are required to consummate the Closing in accordance with Section 1.2 and have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has irrevocably confirmed to Parent in writing that if such specific performance is granted pursuant to this Section 7.5, and if the Equity Financing and the Debt Financing are funded, then it is ready, willing and able to consummate the Closing. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Financing Termination Fee. Furthermore, for the avoidance of doubt, this Section 7.5(b) shall not limit the Company’s ability to seek specific performance of Parent’s obligations pursuant to Section 4.14.

Section 7.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR ANY COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7.6.

Section 7.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 7.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 7.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Purchaser:

c/o Elliott Investment Management L.P.

Phillips Point, East Tower

777 S. Flagler Drive, Suite 1000

West Palm Beach, FL 33401

Attention:    Marc Steinberg

                    Isaac Kim

Email:          msteinberg@elliottmgmt.com

                     ikim@egc-capital.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention:    Richard J. Birns

                    Andrew Kaplan

                    Kristen P. Poole

Email:          rbirns@gibsondunn.com

                    akaplan@gibsondunn.com

                    kpoole@gibsondunn.com

with a copy (which shall not constitute notice) to:

Brookfield Capital Partners LLC

250 Vesey Street

New York, NY 10281

Attention:    Ron Bloom; Ryan Szainwald

Email:          ron.bloom@brookfield.com; ryan.szainwald@brookfield.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Leonard Kreynin

Email:          leonard.kreynin@davispolk.com

To the Company:

Nielsen Holdings plc

675 Avenue of the Americas

New York, New York 10010

Attention:    George D. Callard

Email:          george.callard@nielsen.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Steven A. Rosenblum, Esq.

                    Raaj S. Narayan, Esq.

Email:          SARosenblum@wlrk.com

                    RSNarayan@wlrk.com

and:

Clifford Chance LLP

10 Upper Bank Street

London, E14 5JJ

Attention:    David Pudge

Email:          David.Pudge@CliffordChance.com

and:

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York 10018

Attention:    Alan F. Zoccolillo

Email:           Alan.Zoccolillo@bakermckenzie.com

or to such other address as any party shall specify by written notice to the other parties so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 7.7; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 7.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided that each of Purchaser and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Purchaser of any of its obligations hereunder; provided further that each of Purchaser and Parent may collaterally assign any of their rights hereunder to any Financing Entity. Subject to the first sentence of this Section 7.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 7.8 shall be null and void. Notwithstanding anything herein to the contrary, (a) no assignment or delegation otherwise permitted under this Section 7.8 shall be permitted, (b) Parent and Purchaser shall not, and shall cause each Equity Investor not to, change its residence for Tax purposes, in the case of each of clauses (a) and (b), to the extent that such assignment, delegation, or change would result in the withholding or deduction of, or any requirement to withhold or deduct, any amount of Tax from amounts otherwise payable hereunder in excess of the amounts that otherwise would have been deducted or withheld had such assignment, delegation, change not occurred, and (c) if Purchaser, Parent, or any Equity Investor determines that it or any of its Affiliates, permitted successors or assigns is required to withhold or deduct any amount of Tax from any amount otherwise payable hereunder or under a Limited Guarantee or in connection with the transactions contemplated hereby, then, prior to the withholding or deducting of any such amount, Parent or Purchaser shall provide notice to the Company of the intent to withhold or deduct such amount and the basis for such withholding or deduction as promptly as reasonably practicable, and Parent and Purchaser shall, and shall cause the Equity Investors and their respective applicable Affiliates, permitted successors and assigns to, cooperate with the Company and use reasonable best efforts to eliminate or reduce any such withholding or deduction, including structuring the relevant payment in a manner that would mitigate, reduce or eliminate such deduction or withholding and providing a reasonable opportunity for the applicable payee to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding.

Section 7.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 7.10 Entire Agreement. This Agreement together with the Annexes, exhibits hereto, schedules hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any Person other than the parties hereto.

Section 7.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser, and in the case of a waiver, by the party against whom the waiver is to be enforced, in each case subject to Section 7.15; provided, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.13 No Third-Party Beneficiaries. Each of Parent, Purchaser and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, in each case subject to Section 7.15. Notwithstanding the foregoing, each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 4.12 and this Section 7.13; and following the Effective Time, each former shareholder of the Company and each holder of Company Equity Awards as of the Effective Time shall be an express third-party beneficiary of and shall be entitled to rely on the Scheme and shall be entitled to obtain the Offer Consideration to which it is entitled pursuant to the provisions hereof.

Section 7.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” References to “$” shall mean U.S. dollars. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 7.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and its controlled Affiliates, hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive documents relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company or its Subsidiaries in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 7.7 irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (e) agrees that only Parent and Purchaser (or, at and after the Effective Time, the Company and its Subsidiaries) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Party for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter), and that none of the Company, the Subsidiaries of the Company or any of their respective controlled Affiliates (except at or after the Effective Time as an Affiliate of Purchaser) shall be entitled to seek the remedy of specific performance with respect to Parent’s, the Purchaser’s or their respective Affiliates’ rights under such agreements against the Financing Parties party thereto, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Purchaser or their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in Section 6.3 and this Section 7.15, and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities. In addition, the Company and its Subsidiaries and their respective controlled Affiliates, hereby (a) waive any rights or claims the Company or any of the foregoing parties may have against any of the Financing Parties in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (b) agree not to commence (and if commenced agree to dismiss or otherwise terminate and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Party in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, nothing in this Section 7.15 shall in any way limit or modify (i) the rights and obligations of Parent or Purchaser under this Agreement or any Financing Party’s obligations to Parent or Purchaser under the Commitment Letters or (ii) following the Closing Date, the rights of the Company and its Subsidiaries against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder.

Section 7.16 Definitions.

(a) Certain Specified Definitions. As used in this Agreement:

“Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Laws” means all applicable laws relating to bribery or corruption in all jurisdictions in which the Company and its Subsidiaries operate, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010.

“Anti-Money Laundering Laws” means all applicable federal, state, and local anti-money laundering laws in all jurisdictions in which the Company and its Subsidiaries operate, including 18 U.S.C. §§ 1956 and 1957.

“Antitrust Laws” means the HSR Act and all other applicable laws or legal restraints designed to govern competition or trade regulation or to prohibit, restrict or regulate actions or transactions with the purpose or effect of monopolization, restraint of trade or foreign investment.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or London, United Kingdom are authorized or required by Law to remain closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) Mar. 27, 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notice 2020-65 and any related or successor legislation, guidance, rules and regulations promulgated thereunder relating to COVID-19.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, (i) that is maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or (ii) to which the Company or any of its Subsidiaries contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law.

“Company Credit Agreement” means that certain Sixth Amended and Restated Credit Agreement, dated as of July 21, 2020 and as amended, modified or otherwise supplemented, among Nielsen Finance LLC, TNC (US) Holdings Inc., Nielsen Holding and Finance B.V., the guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent.

“Company Equity Awards” means the Company Options and the Company RSU Awards.

“Company Lease” means any lease, sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Notes” means the senior notes issued pursuant to each of the Indentures.

“Company Ordinary Shares” means the ordinary shares of the Company, €0.07 nominal value per share.

“Company Payoff Letter” means, with respect to the Company Credit Agreement, a payoff letter executed by the lenders or other creditors thereunder (or their duly authorized agent or representative), which shall be in form and substance reasonably satisfactory to Parent.

“Company Required Financial Information” means (i) the audited consolidated balance sheet of the Company as of December 31, 2021 and December 31, 2020 (and, in the event the Marketing Period has not concluded by February 10, 2023, also December 31, 2022 (the “2022 Year-End Financials”)) and the related audited consolidated statements of income and cash flows for the fiscal years then ended (or the fiscal year then ending, as applicable), and (ii) the unaudited condensed consolidated balance sheet of the Company as of the last date of each subsequent fiscal quarter ending after December 31, 2021, and at least 45 days prior to the Closing Date, and the related unaudited condensed consolidated statements of income and cash flows for the three months then ending and for the portion of the year to date, but, in each case of clauses (i) and (ii) above, only in the event that the Marketing Period has not been completed in accordance with its terms on or prior to such date; provided that it is understood and agreed that clauses (i) and (ii) of this definition, (x) may be satisfied by furnishing the applicable financial statements of the Company on Form 10-K or Form 10-Q, as applicable, filed with the SEC, and (y) shall be deemed to have been delivered on the earliest date on which (1) the Company posts such documents, or provides a link thereto, on the Company’s website on the Internet, (2) such documents are posted on the Company’s behalf on IntraLinks/IntraAgency or another website to which the Commitment Parties (as defined in the Debt Commitment Letter) have access or (3) such financial statements and/or other documents are posted on the SEC’s website on the internet at www.sec.gov; (iii) historical information reasonably requested by Parent in the preparation of the pro forma financial statements referred to in Section 4.14(d) (after giving effect to each of the provisos thereto); (iv) all other financial data and other information regarding the Company and its Subsidiaries that is reasonably requested by Parent and required for Parent to produce a customary offering memoranda for high yield debt securities issued on a “Rule 144A for life” basis (for the avoidance of doubt (a) excluding the Excluded Information, and (b) which shall be subject to the provisos in Section 4.14(d)) to consummate the offering of high-yield debt securities contemplated by the Debt Commitment Letter; and (v) all other financial data that would reasonably be expected to be necessary for the Investment Banks (as defined in the Debt Commitment Letter) to receive a customary comfort letter (including customary “negative assurance” comfort) with respect to historical financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis; provided that in no event shall the Company Required Financial Information be deemed to include (and no provision of this Agreement shall be interpreted to require delivery by the Company, any of its Subsidiaries or their respective Representatives of) any Excluded Information. For the avoidance of doubt, financial statements referred to in clauses (i) and (ii) will be prepared in accordance with GAAP (no IFRS financial statements or information shall constitute Company Required Financial Information) and the unaudited financial statements referred to in clause (ii) of this definition will be reviewed by the independent accountants of the Company as provided in the procedures specified by PCAOB AS 4015; provided that no opinion shall be required with respect to such review of such unaudited financial statements.

“Company Resolutions” means: (A) such resolutions of the Company’s shareholders as are necessary to approve, implement and effect the Scheme and the Acquisition, including (i) to adopt new articles of association of the Company in the form attached hereto as Annex C; and (ii) to authorize directors of the Company Board to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and (B) special resolutions of the Company’s shareholders: (i) directing the Company Board to deliver the Court Order to Companies House if the Court Sanction is obtained and provided that the condition set forth in Section 5.1(a) has been satisfied immediately prior to Closing (the “Board Direction Resolution”); and (ii) directing the Company Board that it need not undertake a Company Adverse Recommendation Change in connection with an Intervening Event or Company Superior Proposal or cause the Company to terminate this Agreement in order to enter into a definitive agreement relating to a Company Superior Proposal following the time at which the Company Shareholder Approval is obtained (the “Non-Solicitation Deadline Resolution”).

“Company Shareholder Approval” means the approval of the Company Resolutions by the Company’s shareholders, which shall consist of the following: (i) the approval at the Court Meeting of the Scheme by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing three-quarters or more in value of the Scheme Shares held by those Scheme Shareholders (it being understood in each case that such Scheme Shareholders shall not include persons affiliated with or acting in concert with Parent or the Purchaser in connection with the Scheme or the Acquisition); and (ii) the approval at the Company Shareholders’ Meeting of all other Company Resolutions (as set out in the notice of the Company Shareholders’ Meeting) by the requisite majorities, either in person or by proxy; provided, that if the Unbundling Event occurs, the Board Direction Resolution and the Non-Solicitation Deadline Resolution shall not be included in the definition of Company Shareholder Approval.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders for the purpose of considering, and if thought fit, approving the Company Resolutions described in clause (ii) of the definition of “Company Shareholder Approval,” and any adjournments or postponements thereof.

“Company Superior Proposal” means a Company Takeover Proposal, substituting “50%” for “20%” in the definition thereof, that the Company Board determines in good faith, after consultation with its outside legal counsel and outside financial advisors, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof and the identity of the Person making the Company Takeover Proposal, and such other factors as the Company Board considers to be appropriate, to be more favorable to the Company and its shareholders than the transactions contemplated by this Agreement.

“Company Takeover Proposal” means any bona fide proposal or offer made by any Person or group of related Persons (other than Parent and its Affiliates), and whether involving a transaction or series of related transactions, for (i) a merger, reorganization, share exchange, consolidation, scheme of arrangement, business combination, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), or (iii) the acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than twenty percent (20%) of the Company Ordinary Shares then issued.

“Company Termination Fee” means a cash amount equal to $102 million.

“Contract” means any written contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding; provided that the defined term “Contract” shall not include any Company Benefit Plan or any Environmental Permits.

“Court” means the High Court of Justice in England and Wales.

“Court Hearing” means the hearing of the Court to sanction the Scheme.

“Court Meeting” means the meeting of Scheme Shareholders to be convened pursuant to section 896 of the Companies Act for the purpose of considering, and if thought fit, approving the Company Resolutions described in clause (i) of the definition of “Company Shareholder Approval,” and any adjournments or postponements thereof.

“Court Order” means the order of the Court sanctioning the Scheme under section 899(1) of the Companies Act.

“Court Sanction” means the sanction of the Scheme by the Court without modification or with modification on terms reasonably acceptable to each of Parent, Purchaser and the Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof (including the “Delta” or “Omnicron” variants) or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Party” means any Third Person (i) who submits a written bona fide Company Takeover Proposal to the Company or any of its Subsidiaries or their respective Representatives after the date hereof and prior to the No-Shop Period Start Date and (ii) whose Company Takeover Proposal is determined by the Company Board, in good faith, prior to the start of the No-Shop Period Start Date (after consultation with the Company’s outside financial advisors and outside legal counsel), to be, or to be reasonably expected to lead to, a Company Superior Proposal; provided, however, that a Third Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (1) such Company Takeover Proposal, as it may be amended from time to time, is withdrawn by such Third Person or (2) such Company Takeover Proposal, as it may be amended from time to time, in the good faith determination of the Company Board (after consultation with the Company’s outside financial advisors and outside legal counsel), no longer is or would no longer be reasonably expected to lead to a Company Superior Proposal.

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties.”

“Financing Parties” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent or Purchaser in lieu of the Financing under the Debt Commitment Letter, in connection with the Acquisition, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements relating thereto (the “Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives, and their respective successors and assigns; provided that neither Parent, Purchaser, nor any Affiliate of Parent or Purchaser shall be a Financing Party.

“Government Bid” means any binding bid, offer or proposal made by the Company or any Subsidiary prior to the Closing Date, which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any Company Subsidiary, on the one hand, and a Governmental Entity on the other or entered into by the Company or any of its Subsidiaries as a subcontractor in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all lease obligations of such Person capitalized on the books and records of such Person, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (v) all letters of credit, bank guarantees or performance bonds issued for the account of such Person, to the extent drawn upon, and (vi) all guarantees of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

“Indentures” means the (i) Indenture, dated as of January 31, 2017, among the Nielsen Company (Luxembourg) S.À R.L., the guarantors party thereto from time to time, and Deutsche Bank Trust Company Americas, as Trustee, issuing the 5.000% Senior Notes due 2025 (as amended, modified, or otherwise supplemented), (ii) Indenture, dated as of September 24, 2020, among Nielsen Finance LLC, Nielsen Finance Co., the guarantors party thereto from time to time, and Deutsche Bank Trust Company Americas, as Trustee, issuing the 5.265% Senior Notes due 2028 (as amended, modified, or otherwise supplemented), (iii) Indenture, dated as of September 24, 2020, among Nielsen Finance LLC, Nielsen Finance Co., the guarantors party thereto from time to time, and Deutsche Bank Trust Company Americas, as Trustee, issuing the 5.875% Senior Notes due 2030 (as amended, modified, or otherwise supplemented), (iv) Indenture, dated as of May 28, 2021, among Nielsen Finance LLC, Nielsen Finance Co., the guarantors party thereto from time to time, and Deutsche Bank Trust Company Americas, as Trustee, issuing the 4.500% Senior Notes due 2029 (as amended, modified, or otherwise supplemented) and (v) Indenture, dated as of May 28, 2021, among Nielsen Finance LLC, Nielsen Finance Co., the guarantors party thereto from time to time, and Deutsche Bank Trust Company Americas, as Trustee, issuing the 4.750% Senior Notes due 2031 (as amended, modified, or otherwise supplemented).

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world associated with: (i) patents and patent applications, including amendments, continuations, divisionals, extensions, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, brand names, corporate names, trade names, and all applications and registrations therefor (collectively, “Marks”), (iii) Internet domain names, web pages, websites and related content, social media accounts and other identifiers, (iv) copyrights and any other equivalent rights in works of authorship, including all rights in software as a work of authorship and databases as a work of authorship, and registrations and applications therefor (collectively, “Copyrights”), and (v) trade secrets and other proprietary and confidential information, including know-how, inventions, processes, models, formulations, schematics, technical data and designs, in each case that derive independent economic value, whether actual or potential, from not being known to other Persons, and in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

“International Trade Laws” means all applicable economic sanctions, export controls, import and custom restrictions and anti-boycott regulations, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of Homeland Security, the U.S. Department of State, the Office of Financial Sanctions Implementation of HM Treasury (“OFSI”), the European Union (“EU”), the competent authorities of EU member states, and the United Nations.

“IT Systems” means all computer systems (including hardware, servers, platforms, firmware, applications, databases, peripherals, data communication lines), network equipment, and other information technology equipment used in the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof which is owned or leased by the Company or any of its Subsidiaries.

“Knowledge” means (a) with respect to Parent and its Subsidiaries, the actual knowledge, after and assuming reasonable inquiry, of the individuals listed in Section 7.16(a) of the Parent Disclosure Schedule and (b) with respect to the Company and its Subsidiaries, the actual knowledge, after and assuming reasonable inquiry, of the individuals listed on Section 7.16(b) of the Company Disclosure Schedule.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Marketing Period” means the first period of fourteen consecutive Business Days after the date of this Agreement (inclusive of each day starting with the first day through and ending with the last day of such period) commencing on the date that (a) Parent has been provided the Company Required Financial Information and (b) (x) if such period shall start prior to October 28, 2022 the condition set forth in Section 5.1(b) has been satisfied (or waived by Parent, to the extent permissible under applicable Law) and (y) in all cases, the condition set forth in Section 5.1(c) has been satisfied (or waived by Parent, to the extent permissible under applicable Law); provided that (i) (1) if such fourteen consecutive Business Day period were to commence but would not be completed in accordance with its terms on or prior to August 19, 2022, then such fourteen consecutive Business Day period shall not commence prior to September 6, 2022, (2) November 25, 2022 shall not count as a Business Day for such fourteen consecutive Business Day period (it being understood that such exclusion under this clause (2) shall not restart the Marketing Period) and (3) if such fourteen consecutive Business Day period were to commence but would not be completed in accordance with its terms on or prior to December 16, 2022, then such fourteen consecutive Business Day period shall not commence prior to January 3, 2023; provided, further, that, the Marketing Period shall not restart once it has begun in connection with any financial statements or information that is required to be provided pursuant to clauses (i) and (ii) of the definition of “Company Required Financial Information” after the Marketing Period first commenced, (ii) the Marketing Period shall be deemed to have been complied with and automatically end on any earlier date that is (x) five Business Days after the full amount of the Debt Financing is allocated with respect to any bank financing and (y) the date on which the Debt Financing is consummated with respect to the issuance of any high yield debt securities and (iii) the Marketing Period shall not commence if, after the date of this Agreement and prior to the completion of such fourteen consecutive Business Day period, (A) the Company’s auditor shall have withdrawn its audit opinion with respect to any annual audited financial statements constituting Company Required Financial Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such auditor or another independent public accounting firm of recognized national standing, (B) the Company shall have announced, or the board of directors of the Company shall have determined, that a restatement of any historical financial information constituting Company Required Financial Information is required, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Company Required Financial Information has been amended to reflect such restatement or Parent or the board of directors of Company subsequently concludes that no restatement shall be required in accordance with GAAP, (C) the Company Required Financial Information, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained in the Company Required Financial Information not materially misleading in light of the circumstances under which such statements are made, in which case the Marketing Period shall not be deemed to commence unless and until such Company Required Financial Information has been updated or supplemented so that there is no longer, when taken as a whole, any such untrue statement of material fact or omission to state any material fact necessary in order to make the statements contained therein not materially misleading, when taken as a whole, in light of the circumstances under which such circumstances are made (provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission) or (D) the financial statements in the Company Required Financial Information are not in a form such that the Company’s independent auditors would reasonably be expected to be able to issue a customary “comfort” letter to the Financing Sources (subject to completion of its normal practices and procedures), including as to customary negative assurance and change period comfort, in order to consummate any offering of debt securities on any day during the Marketing Period. If at any time the Company shall reasonably believe that it has provided the Company Required Financial Information and that the Marketing Period has commenced, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (D) above in the immediately preceding sentence, the Marketing Period will be deemed to have commenced on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not commenced and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity why Parent believes the Marketing Period has not commenced and what Company Required Financial Information is required to be delivered to commence the Marketing Period), following which the Company Required Financial Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Company Required Financial Information; provided that, notwithstanding the foregoing, the delivery of the Company Required Financial Information shall be satisfied at any time which (and so long as) Parent shall have actually received the Company Required Financing Information, regardless of whether or when any such notice is delivered by the Company and it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Company Required Financial Information has in fact been delivered and that the Marketing Period has commenced.

“Material Adverse Effect” means, with respect to the Company, any change, effect, event, occurrence or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries taken as a whole, provided, however, that none of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (A) any changes or developments in or affecting domestic or any foreign securities, equity, credit or financial markets or (B) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (ii) changes in GAAP or other applicable accounting standards or in any authoritative interpretation or enforcement thereof, (iii) changes in Law or in the interpretation or enforcement thereof, (iv) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war (whether or not declared), hostilities, military actions, or acts of terrorism, including by cyberattack (whether state-sponsored or not) or otherwise), including any worsening of such conditions threatened or existing on the date of this Agreement, (v) changes or developments in the business or regulatory conditions affecting the industries in which the Company or any of its Subsidiaries operate, (vi) the execution, delivery and performance of this Agreement or the public announcement or pendency or consummation of the Acquisition or the other transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, customers, suppliers or partners) (other than for purposes of Section 2.3(b) or Section 2.3(c)), (vii) the identity of Parent or any of its Affiliates as the acquiror of the Company, (viii) any conditions resulting from epidemics and pandemics (including COVID-19), weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (ix) any changes arising out of the implementation or compliance by the Company and its Subsidiaries of or with any COVID-19 Measures, (x) a decline in the trading price or trading volume of the Company Ordinary Shares or in the trading price of any other securities of the Company or any of its Subsidiaries or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries or any of their respective securities (provided, that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), (xi) the failure to meet any internal or published projections, guidance, budgets, forecasts or estimates for any period (provided, that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), (xii) the taking or omission of any action required by this Agreement (other than the requirement to conduct the business in the ordinary course) or expressly directed by Parent or Purchaser, (xiii) any matter set forth in Section 2.10(c) of the Company Disclosure Schedule, (xiv) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby and (xv) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; except, with respect to clauses (i), (ii), (iii), (iv), (v), (viii) and (ix), to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to similarly situated businesses in the industry or industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect to the extent not otherwise excluded from the definition of Material Adverse Effect).

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

“Offer” means, if the Acquisition is implemented by way of a takeover offer (as defined in Section 974 of the Companies Act), the offer to made by or on behalf of Purchaser, to acquire the entire issued and to be issued ordinary share capital of the Company other than those shares already owned by Parent, Purchaser or their respective Affiliates including any subsequent revision, variation, extension or renewal of such offer.

“Offer Consideration” means consideration of $28.00 in cash, without interest, per Company Ordinary Share.

“Open Source Software” means any software that is licensed pursuant to: (i) any form of license that meets the Open Source Definition (opensource.org/osd) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License, and BSD Licenses), or (ii) any license that is considered “free software” by the Free Software Foundation.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Financing Termination Fee” means a cash amount equal to $511 million.

“Parent Material Adverse Effect” means, with respect to Parent or Purchaser, any change, effect, event, occurrence or development that prevents or has a material adverse effect on the ability of Parent or Purchaser to obtain the Financing or to consummate the Acquisition or the other transactions contemplated hereby, in each case, on a timely basis.

“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among a Person and its wholly owned subsidiaries, (vi) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Owned Real Property or Company Lease or otherwise materially impair the business operations of the Company and its Subsidiaries, (vii) non-exclusive licenses of Intellectual Property, (viii) Liens to be released at or prior to the Effective Time and (ix) Liens that have would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Personal Data” means any information defined as “personal data”, “personally identifiable information,” “personal information” or analogues of these terms under any applicable Privacy Laws, including any information that identifies, relates to, describes, is reasonably capable of identifying, or is linked to any individual or household.

“Privacy Laws” means any applicable Laws and guidelines from Governmental Entity relating to privacy, data security, data protection, sending solicited or unsolicited electronic mail and text messages, cookies, trackers and collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Data as applicable in all relevant jurisdictions, including the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) (“GDPR”) and/or any implementing or equivalent national Laws, the UK Data Protection Act 2018 and the GDPR as incorporated into UK law pursuant to the European Union (Withdrawal) Act 2018, as well as applicable U.S. federal and state Laws, in particular the California Consumer Privacy Act of 2018 and the California Privacy Rights Act, when applicable (and no later than as of January 1, 2023).

“Proceeding” means any action, suit, claim, hearing, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Representative” means, with respect to any Person, the Affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents of such Person.

“Sanctioned Country” means any country or region that is or has been since January 1, 2017 the subject or target of a comprehensive embargo under International Trade Laws (including Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic (DNR), and Luhansk People’s Republic (LNR) regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under International Trade Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599, and Sectoral Sanctions Identifications List; the Denied Persons, Unverified, or Entity Lists, maintained by the U.S. Department of Commerce; the Debarred List or non-proliferation sanctions lists maintained by the U.S. State Department; the EU Consolidated List of Designated Parties, maintained by the European Union; the Consolidated List of Assets Freeze Targets, maintained by HM Treasury (U.K.); or the UN Consolidated List, maintained by the UN Security Council Committee; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) so as to subject the Person to sanctions; or (iii) any Person that is a national of a Sanctioned Country with whom U.S. Persons are prohibited from dealing.

“Scheme” means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between the Company and the Scheme Shareholders, in substantially the form attached hereto as Annex A, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company, Purchaser and Parent.

“Scheme Convening Hearing” means the hearing of the Court (or any adjournment thereof) at which the Court will be invited to: (i) provide directions in connection with the Scheme (including any issues which may arise in connection with the constitution of meetings of members, creditors or other interested persons); and (ii) grant its permission for the convening of the Court Meeting.

“Scheme Record Time” has the meaning ascribed to it in the Scheme Annex.

“Scheme Shareholders” has the meaning ascribed to it in the Scheme Annex.

“Scheme Shares” has the meaning ascribed to it in the Scheme Annex.

“Significant Subsidiary” means the Subsidiaries listed in Section 2.1(b) of the Company Disclosure Schedule.

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Governmental Entity, including all net income, gross receipts, capital, sales, use, ad valorem, value-added, transfer, franchise, profits, inventory, share capital, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto, and any and all other similar assessments, charges or fees in the nature of a tax imposed by any Governmental Entity.

“Tax Return” means any return, declaration, report or similar filing filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, attached schedules, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Purchaser or any of its Affiliates or Representatives.

“U.S. Company Benefit Plan” means, each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“UK Scheme Regulations” means Part 26 of the Companies Act 2006, all other relevant provisions of the Companies Act, the UK companies law and all relevant procedural rules and practice directions or similar relating to and relevant to a scheme of arrangement under Part 26 of the Companies Act.

“Unbundling Event” means the SEC or its staff informing the Company that the Board Direction Resolution and/or the Non-Solicitation Deadline Resolution should be presented as one or more separate resolutions from the other Company Resolutions at the Company Shareholders’ Meeting pursuant to Rule 14a-4(a)(3) promulgated under the Exchange Act or otherwise.

“VAT” means (a) in the UK, any value added tax imposed by the Value Added Tax Act 1994 and any legislation and regulations supplemental thereto (b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (c) any other tax of a similar nature, whether imposed in the UK or a member state of the European Union in substitution for, or levied in addition to, such tax referred to in the foregoing (a) or (b), or imposed elsewhere.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Section

Acceptable Confidentiality Agreement	4.3(d)
Acquisition	Recitals
Acquisition Amounts	3.6(j)
Agreement	Preamble
Alternative Financing	4.14(c)
Board Direction Resolution	Definition of Company Resolutions
Bonus Plans	4.9(b)
Closing	1.2
Closing Date	1.2
Closing Fiscal Year	4.9(b)
Collection Fees and Expenses	6.3(f)
Collective Bargaining Agreement	2.14
Commitment	4.16(c)(i)
Commitment Letters	3.6(b)
Companies Act	Recitals
Companies House	1.2
Company	Preamble
Company Acquisition Agreement	4.3(a)
Company Adverse Recommendation Change	4.3(f)
Company Articles of Association	1.7
Company Board	Recitals

Company Disclosure Schedule	ARTICLE 2
Company Employees	4.9(a)
Company ESPP	1.5(c)
Company Material Contracts	2.19(a)
Company Note Offers and Consent Solicitations	4.18(c)
Company Opinion of Counsel	4.18(c)
Company Option	1.5(a)
Company Recommendation	2.3(a)
Company Registered Intellectual Property	2.16(a)
Company Related Parties	6.3(g)(i)
Company RSU Award	1.5(b)
Company SEC Documents	2.4(a)
Company Software	2.16(h)
Company Supplemental Indenture	4.18(c)
Confidentiality Agreements	4.2(c)
Consent Solicitations	4.18(c)
Copyrights	7.16(a)
Counsel	4.5(a)
Court Documentation	4.5(c)
Covered Persons	4.12(a)
Credit Agreement Termination	4.18
Current ESPP Offering Period	1.5(c)
Debt Commitment Letter	3.6(a)
Debt Financing	3.6(a)
Definitive Debt Financing Agreements	4.14(a)
Delaware	7.4(b)
DTC	1.4(c)
Effective Time	1.2
End Date	6.1(a)(i)
Enforceability Exceptions	2.3(a)
Engagement Letter	3.6(h)
Equity Commitment Letters	3.6(b)
Equity Investors	3.6(b)
European Works Council	4.16(a)
European Works Council Consultation	4.16(a)
Exchange Act	2.3(b)
Excluded Information	4.14(d)
Financing	3.6(b)
Financing Conditions	3.6(c)
GAAP	2.4(b)
HMRC	2.3(b)
HSR Act	2.3(b)
Intervening Event	4.3(f)
IRS	2.9(c)
Key Acquisition Documents	4.4(a)
Law	2.7(a)

Laws	2.7(a)
Limited Guarantee	Recitals
Marks	7.16(a)
Maximum Liability Amount	6.3(g)(i)
Maximum Premium	4.12(c)
Measurement Time	4.9(f)
Minimum Condition	4.8(e)
Multiemployer Plan	2.9(e)
Non-Solicitation Deadline Resolution	Definition of Company Resolutions
No-Shop Period Start Date	4.3(a)
Offer Documents	4.8(a)(i)
Offers to Purchase	4.18(c)
Owned Real Property	2.15
Parent	Preamble
Parent Board	Recitals
Parent Cost Exceptions	4.9(d)
Parent Disclosure Schedule	ARTICLE 3
Parent Related Parties	6.3(g)(i)
Patents	7.16(a)
Payee	6.3(d)
Paying Agent	1.4(a)
Paying Agent Agreement	1.4(a)
Payment Fund	1.4(b)
Payor	6.3(d)
Permitted Dividends	4.1(b)(iii)
Post-Closing Plans	4.9(c)
Prohibited Modification	4.14(a)
Proxy Clearance Date	4.4(a)
Proxy Statement	2.12
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Counsel	4.5(b)
Qualified Plan	2.9(c)
Qualifying Termination	4.9(b)
Qualifying Transaction	7.3(a)
Reimbursement Obligations	4.14(d)
Sarbanes-Oxley Act	2.4(a)
Schedule 14D-9	4.8(b)
Schedule TO	4.8(a)(i)
Scheme Annex	2.12
Scheme Convening Hearing	4.5(e)(i)
Scheme Information	2.12
Scheme Technical Defect	4.6(b)
SEC	ARTICLE 2
Second Request	4.10(c)
Securities Act	2.4(a)

Specified Acquisition	4.1(c)
Specified Date	2.2(a)
Switch	4.8
Takeover Code	Recitals
Technical Revision	4.6(b)
Termination Fee	6.3(d)
Timetable	2.12
Trade Secrets	7.16(a)
Transaction Approvals	2.3(b)
Transfer Taxes	7.2(c)
WARN Act	2.14(c)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NIELSEN HOLDINGS PLC

By:	/s/ George D. Callard
Name: George D. Callard
Title: Chief Legal Officer

[Signature Page to the Transaction Agreement]

NEPTUNE INTERMEDIATE JERSEY LIMITED

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Director

NEPTUNE BIDCO US INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: President

[Signature Page to the Transaction Agreement]